

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement, the prospectus supplement and the prospectus are not an offer to sell these securities, and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion

Preliminary Pricing Supplement No. 1186 dated May 16, 2011
To prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195

Deutsche Bank

Deutsche Bank AG, London Branch

25,000,000 PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031
25,000,000 PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031

We are offering two separate Exchange Traded Notes (the "securities"), the PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031, which we refer to as the 3x Long USDX ETNs, and the PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031, which we refer to as the 3x Short USDX ETNs. Investors can subscribe to either of the two offerings. The securities do not guarantee any return of principal at maturity and do not pay any interest. For each security, investors will receive a cash payment, if any, at maturity or upon repurchase by Deutsche Bank AG, London Branch linked to the month-over-month performance of an underlying index which we refer to, in each case, as the Index, less an investor fee. Each security offers investors the ability to access short term leveraged exposure to a currency futures index the performance of which is generally influenced by the performance of the U.S. dollar against a weighted basket of six major world currencies.

For the 3x Long USDX ETNs, the Index is obtained by combining three times the returns, whether positive or negative, on the Deutsche Bank Long U.S. Dollar Index® (USDX) Futures Index – Excess Return™ (the "USDX futures index") with the returns on the DB 3-Month T-Bill Index (the "TBill index"). For the 3x Short USDX ETNs, the Index is obtained by combining three times the inverse returns, whether positive or negative, on the USDX futures index with the returns on the TBill index. The USDX futures index seeks to measure the performance of a notional long position in US Dollar Index Futures. In the case of the 3x Long USDX ETNs, a favorable performance of the USDX futures index means that it has increased from its monthly initial level, while an adverse performance means it has decreased from that level; conversely, in the case of the 3x Short USDX ETNs, a favorable performance of the USDX futures index means that it has decreased from its initial monthly level while an adverse performance means it has increased from that level. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis. US Dollar Index Futures are futures contracts traded on the ICE Futures U.S., Inc. ("ICE") whose underlying asset is the USDX®, which measures the performance of the U.S. dollar against a weighted basket of six major world currencies: the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona and Swiss Franc.

Each security offers investors exposure to the month-over-month performance of its respective Index measured from the first calendar day to the last calendar day of each month. Therefore, the securities may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly. On a month-to-month basis, the performance of the securities will be positively affected by three times any favorable performance and negatively affected by three times any adverse performance of the USDX futures index. This leverage feature of the securities, when combined with the monthly application of the index factor and fee factor and monthly reset of the principal amount (each as described below), will likely cause the performance of the securities to differ significantly from the point-to-point performance or inverse performance, as applicable, of the USDX futures index. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the securities and should regularly monitor their holdings of the securities to ensure that they remain consistent with their investment strategies.

Key Terms

Issuer:	Deutsche Bank AG, London Branch ("Deutsche Bank").
Index:	For the 3x Long USDX ETNs, the Index is obtained by combining three times the returns on the USDX futures index with the returns on the TBill index.
	For the 3x Short USDX ETNs, the Index is obtained by combining three times the inverse returns on the USDX futures index with the returns on the TBill index.
	We refer to the USDX futures index and the TBill index each as a "sub-index" and together as "sub-indices."

(key terms continued on next page)

You may lose some or all of your principal if you invest in these highly leveraged securities. See "Risk Factors" beginning on page PS-19 of this pricing supplement for risks relating to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We intend to issue 200,000 of each security on the inception date at 100% of the face value of $20.00 per security, a significant portion of which may initially be held by DBSI. Additional securities may be offered and sold from time to time through DBSI. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. Deutsche Bank Securities may charge investors a purchase fee of up to $0.03 per security. Invesco Aim Distributors, Inc. ("Invesco") will receive a portion of the investor fee in consideration for its role in marketing the securities under its "PowerShares" brand. The actual amount received by Invesco in a given year will depend on the number and value of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and its affiliates and marketed by Invesco.

Deutsche Bank Securities, a member of the Financial Industry Regulatory Authority ("FINRA"), is our affiliate and will receive a portion of the investor fee. Please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement for more information.

Deutsche Bank Securities

(continued from previous page)

Offerings:	• **PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031 ("3x Long USDX ETNs")**
	The 3x Long USDX ETNs offer investors exposure to three times the monthly performance of the USDX futures index plus the monthly TBill index return, reduced by the investor fee.
	• **PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031 ("3x Short USDX ETNs")**
	The 3x Short USDX ETNs offer investors exposure to three times the monthly inverse performance of the USDX futures index plus the monthly TBill index return, reduced by the investor fee.
Initial Settlement Date:	The securities are expected to be priced on or about May 23, 2011 and are expected to settle on or about May 26, 2011.
Inception Date:	May , 2011
Denominations:	$20 per security
Payment at Maturity:	If your securities have not previously been repurchased by Deutsche Bank, at maturity you will be entitled to receive a cash payment per security equal to:

Current principal amount × applicable index factor on the final valuation date
× fee factor on the final valuation date

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the relevant securities will be accelerated and you will lose your entire investment in such securities.

Any payment at maturity or upon earlier repurchase is subject to our ability to pay our obligations as they become due.

Repurchase at Your Option:	You may offer a minimum of 200,000 securities or an integral multiple of 50,000 securities in excess thereof from a single offering to Deutsche Bank Securities Inc. ("DBSI") for repurchase for an amount in cash equal to the repurchase value on the applicable valuation date. To effect a repurchase, you must follow the instructions set forth under "Specific Terms of the Securities—Repurchase at Your Option" and your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI on your desired valuation date by 1:00 p.m., New York City time. The valuation date may be any trading day from and including the initial settlement date to and including the final valuation date, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The repurchase date for your securities will be the third business day following the valuation date. **On the initial settlement date, we intend to issue 200,000 securities of each offering, a significant portion of which may initially be held by one of our affiliates. Accordingly, unless and until we issue additional securities, you will not be able to offer your securities for repurchase unless you hold all the outstanding securities from the relevant offering.**
	DBSI may charge investors an additional fee of up to $0.03 for each security that is repurchased.
Repurchase at Our Option:	We may, in our sole discretion, redeem a particular offering of securities in whole but not in part on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. If we elect to redeem a particular offering of securities, we will give you notice not less than five business days prior to the call date (the "call notice date"). If we exercise our right to repurchase a particular offering of securities, we will deliver an irrevocable call notice to the Depository Trust Company ("DTC"), the holder of the global security for each offering of securities. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The last day on which we may deliver a call notice is June 23, 2031. See "Specific Terms of the Securities—Repurchase at Our Option."
Repurchase Value:	On each trading day, the repurchase value will be equal to:

Current principal amount × applicable index factor on the trading day
× fee factor on the trading day

If the applicable index factor is zero on any trading day, the repurchase value will equal zero, the relevant securities will be accelerated and you will lose your entire investment in such securities.

Deutsche Bank will publish the repurchase value for each security each trading day and an intraday indicative value meant to approximate the intrinsic economic value of each security every 15 seconds on the following Bloomberg pages:

Repurchase Value	Indicative Intraday Value
3x Long USDX ETNs: "UUPTRP"	3x Long USDX ETNs: "UUPTIV"
3x Short USDX ETNs: "UDNTRP"	3x Short USDX ETNs: "UDNTIV"

Acceleration Upon Zero Repurchase Value:	If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and holders will not receive any payment in respect of their investment.
Listing:	We intend to list the securities in each offering on NYSE Arca under the following ticker symbols:

• 3x Long USDX ETNs: "UUPT"
• 3x Short USDX ETNs: "UDNT"

If an active secondary market in any of the securities develops, we expect that investors will purchase and sell such securities primarily in this secondary market.

Index Factors:	• Index factor for 3x Long USDX ETNs = 1 + (3 × USDX futures index return) + TBill index return • Index factor for 3x Short USDX ETNs = 1 – (3 × USDX futures index return) + TBill index return

USXD Futures Index Return: The USDX futures index return, which may be positive or negative, will be calculated as follows:

$$\frac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$$

TBill Index Return: The TBill index return will be calculated as follows:

$$\frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

Current Principal Amount: For the period from the inception date to May 31, 2011 (such period, the "initial calendar month"), the current principal amount will equal $20.00 per security. For each subsequent calendar month that the securities remain outstanding, the current principal amount for each security will be reset as follows on the monthly reset date:

New current principal amount = *previous* current principal amount × applicable index factor on the applicable monthly valuation date × fee factor on the applicable monthly valuation date

USXD Futures Index Monthly Initial Level: For the initial calendar month, the USDX futures index monthly initial level is the closing level of the USDX futures index on the inception date and is equal to . For each subsequent calendar month, the USDX futures index monthly initial level will equal the USDX futures index closing level on the monthly valuation date of the immediately preceding calendar month.

USXD Futures Index Closing Level: The USDX futures index closing level will equal the closing level of the USDX futures index as reported on Bloomberg page "DBUSDX <Index>", subject to the occurrence of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events"; *provided* that on any calendar day which is not a day on which the closing level of the USDX futures index is scheduled to be published, the USDX futures index closing level will equal such level on the immediately preceding trading day.

TBill Index Monthly Initial Level: For the initial calendar month, the TBill index monthly initial level is the closing level of the TBill index on the inception date and is equal to . For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly valuation date of the immediately preceding calendar month.

TBill Index Closing Level: The closing level of the TBill index as reported on Bloomberg page "DBTRBL3M <Index>", subject to the occurrence of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events"; provided that on any calendar day which is not a day on which the closing level of the TBill index is scheduled to be published, the TBill index closing level will equal such level on the immediately preceding trading day.

Monthly Reset Date: For each calendar month, the first calendar day of that month beginning on June 1, 2011 and ending on June 1, 2031.

Monthly Valuation Date: For each monthly reset date, the last calendar day of the previous calendar month beginning on May 31, 2011 and ending on May 31, 2031.

Valuation Date: In connection with a repurchase at your option, the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank as described herein. In connection with a repurchase at our option, the call notice date.

Final Valuation Date: June 25, 2031 or the next trading day if such day is not a trading day, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events."

Maturity Date: June 30, 2031 or the next business day if such day is not a business day, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events."

Trading Day: A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the USDX futures index are traded, in each case as determined by Deutsche Bank, AG, London Branch, as calculation agent, in its sole discretion.

CUSIP Numbers:
• 3x Long USDX ETNs: 25154P 873
• 3x Short USDX ETNs: 25154P 881

Fee Factor: On any given day, the fee factor will be calculated as follows:

1 – [investor fee × day count fraction]

Investor Fee: The investor fee is equal to 0.95% per annum, calculated daily and applied monthly to the current principal amount.

Day Count Fraction: For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

Record Date: The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Prospectus supplement dated September 29, 2009:

    http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

  - Prospectus dated September 29, 2009:

    http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "we," "us" or "our" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

TABLE OF CONTENTS

SUMMARY

The following is a summary of the terms of the securities, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. References to the "prospectus" mean our accompanying prospectus, dated September 29, 2009, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated September 29, 2009, which supplements the prospectus.

We may, without your consent, create and issue securities in addition to those offered by this pricing supplement having the same terms and conditions as the securities and we may consolidate the additional securities to form a single class with the outstanding securities.

We may, in our sole discretion, redeem either offering or both offerings of the securities on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date.

What are the securities and how do they work?

We are offering two separate Exchange Traded Notes based on the month-over-month performance of an underlying index which we refer to, in each case, as the Index, which is designed to provide investors with the ability to access short-term leveraged exposure to the US Dollar Index Futures contracts as described below under "What is the Index?" Investors can subscribe to either of the two offerings.

- PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031 ("3x Long USDX ETNs")

- PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031 ("3x Short USDX ETNs")

We refer to each Exchange Traded Note as a security. The securities will be issued in denominations of $20 and are senior unsecured obligations of Deutsche Bank AG, acting through its London branch.

Each security being offered has separate terms. For each security, investors will receive a cash payment, if any, at maturity or upon repurchase by Deutsche Bank AG, London Branch linked to the month-over-month performance of the Index, less an investor fee. **The securities do not guarantee any return of principal at maturity and do not pay any interest.**

What is the Index?

For the 3x Long USDX ETNs, the Index is obtained by combining three times the returns, whether positive or negative, on the Deutsche Bank Long U.S. Dollar Index® (USDX) Futures Index—Excess Return™ (the "USDX futures index") with the returns on the DB 3-Month T-Bill Index (the "TBill index").

For the 3x Short USDX ETNs, the Index is obtained by combining three times the inverse returns, whether positive or negative, on the USDX futures index with the returns on the TBill index.

"U.S. Dollar Index®" and "USDX" are trademarks or service marks of ICE Futures U.S.™, Inc., registered in the United States, Great Britain, the European Union and Japan and used under license.

The USDX futures index seeks to measure the performance of a notional long position in US Dollar Index Futures. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis. We refer to the USDX futures index and the TBill index each as a "sub-index" and together as "sub-indices."

US Dollar Index Futures are futures contracts traded on the ICE Futures U.S., Inc. ("ICE") whose underlying asset is the USDX®, which measures the performance of U.S. dollars against a weighted basket of six major world currencies: the Euro (57.60%), Japanese Yen (13.60%), British Pound (11.90%), Canadian Dollar (9.10%), Swedish Krona (4.20%) and Swiss Franc (3.60%) (each an "Index Currency" and together the "Index Currencies").

Deutsche Bank, as index sponsor, determines the composition of the sub-indices and can add to, delete or substitute the components currently comprising the sub-indices or make other changes that could change the levels of the sub-indices. Additionally, the index sponsor may alter, discontinue or suspend a sub-index. Any of these actions could adversely affect the value of the securities. The index sponsor has no obligation to consider your interests in revising a sub-index.

See "The Indices" for more information.

What exposure do the 3x Long USDX ETNs offer?

The 3x Long USDX ETNs offer investors three times leveraged exposure to the monthly performance of the USDX futures index plus the monthly TBill index return, reduced by the investor fee.

If the USDX futures index increases during any calendar month (generally reflecting a strengthening of the U.S. dollar compared to the Index Currencies), the return on the Index for the 3x Long USDX ETNs for that month will increase by three times the movement of the USDX futures index, plus the monthly TBill index return. If the USDX futures index decreases during any calendar month (generally reflecting a weakening of the U.S. dollar against the Index Currencies), the return on the Index for the 3x Long USDX ETNs for that month will decrease by three times the movement of the USDX futures index, offset by any monthly TBill index return.

As described under "How is the payment at maturity calculated?" below, the 3x Long USDX ETNs will _not_ offer investors three times leveraged exposure to the performance of the USDX futures index over an extended time period. While the 3x Long USDX ETNs are linked to the performance of the USDX futures index, the 3x Long USDX ETNs do not track the linear performance of the USDX futures index because of the manner in which the index return is calculated. *The leverage feature of the 3x Long USDX ETNs, as well as the monthly application of the index factor and fee factor and monthly reset of the principal amount, will likely cause the performance of the 3x*

Long USDX ETNs over time to differ significantly from the point-to-point performance of the USDX futures index.

What exposure do the 3x Short USDX ETNs offer?

The 3x Short USDX ETNs offer investors three times leveraged exposure to the monthly inverse performance of the USDX futures index plus the monthly TBill index return, reduced by the investor fee.

If the USDX futures index decreases during any calendar month (generally reflecting a weakening of the U.S. dollar against the Index Currencies), the return on the Index for the 3x Short USDX ETNs for that month will increase by three times the movement of the USDX futures index, plus the monthly TBill index return. If the USDX futures index increases during any calendar month (generally reflecting a strengthening of the U.S. dollar compared to the Index Currencies), the return on the Index for the 3x Short USDX ETNs for that month will decrease by three times the movement of the USDX futures index, offset by any monthly TBill index return.

As described under "How is the payment at maturity calculated?" below, the 3x Short USDX ETNs will _not_ offer investors three times leveraged exposure to the inverse performance of the USDX futures index over an extended time period. While the 3x Short USDX ETNs are linked to the performance of the USDX futures index, the 3x Short USDX ETNs do not track the linear inverse performance of the USDX futures index because of the manner in which the index return is calculated. *The leverage feature of the 3x Short USDX ETNs, as well as the monthly application of the index factor and fee factor and monthly reset of the principal amount, will likely cause the performance of the 3x Short USDX ETNs over time to differ significantly from the point-to-point inverse performance of the USDX futures index.*

How is the payment at maturity or upon repurchase calculated?

At maturity or upon any earlier repurchase, you will be entitled to receive a payment per security which will reflect the month-over-month performance of the Index for the particular offering of securities, reduced by the investor fee. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.

Because the current principal amount is reset each month and is reduced by the investor fee, the securities do not offer a return based on the simple, point-to-point performance of the relevant Index from the inception date to the final valuation date or date of earlier repurchase. Instead, the amount you will be entitled to receive at maturity or upon any earlier repurchase will be contingent upon each monthly performance of the relevant Index during the term of the securities and will be reduced by the investor fee. Accordingly, even if over the term of the securities the relevant Index for your securities has demonstrated an overall positive performance, there is no guarantee that you will receive at maturity or upon any earlier repurchase, your initial investment or any portion thereof. This is because the amount you will be entitled to receive at maturity or upon any earlier repurchase depends on how the relevant Index has performed in each month prior to maturity or repurchase and, consequently, how the current principal amount has been reset in each month. In particular, significant negative monthly performances for your securities may not be offset by any positive monthly performances.

We may, in our sole discretion, redeem either offering or both offerings of the securities on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value for the relevant security on the applicable valuation date. In addition, if the repurchase value for either offering of securities decreases to zero on any trading day, such securities will accelerate on that day for an amount equal to the zero repurchase value and you will lose your entire investment in such securities. Accordingly, you should not expect to be able to hold the securities to maturity.

At maturity, your payment per security, if any, will be calculated as:

**Current principal amount × applicable index factor on the final valuation date
× fee factor on the final valuation date**

where,

Current principal amount	=	For the initial calendar month, the current principal amount will equal $20.00 per security. For each subsequent calendar month, the current principal amount will be reset as follows on the monthly reset date:
New current principal amount	=	*Previous* current principal amount × applicable index factor on the applicable monthly valuation date × fee factor on the applicable monthly valuation date
Index factor		for the 3x Long USDX ETNs = 1 + (3 × USDX futures index return) + TBill index return
		for the 3x Short USDX ETNs = 1 – (3 × USDX futures index return) + TBill index return

where,

the USDX futures index return and the TBill index return will be calculated as follows:

$$\text{USDX futures index return} = \frac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$$

$$\text{TBill index return} = \frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

On any given day, the fee factor will be calculated as follows:

Fee factor = 1 – [investor fee × day count fraction]

where,

Investor fee	=	0.95% per annum
Day count fraction	=	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

How and why is the current principal amount reset?

Initially, the current principal amount is equal to $20 per security. At the start of each subsequent calendar month, the current principal amount will be reset by applying the index factor and the fee factor for the immediately preceding month to the previous current principal amount.

For example, if for May the current principal amount is $10 and the index factor is equal to 0.90, the current principal amount for June will equal $8.99 ($10 *times* 0.90 *times* 0.999219 (representing the fees for May)). Subsequently, the index factor and fee factor for June

will be applied to $8.99 to derive the current principal amount for July.

As reset on each monthly reset date, the current principal amount represents the amount for which Deutsche Bank would repurchase your securities if the valuation date for the repurchase were the monthly valuation date. During the month, the current principal amount will remain unchanged and the amount for which Deutsche Bank would repurchase your securities will depend upon the current principal amount, the applicable index factor on the applicable valuation date and the fee factor as accrued to such valuation date.

The current principal amount is reset each calendar month to ensure that a consistent degree of leverage is applied to any performance of the Index. If the current principal amount is reduced by a negative monthly performance of the Index, the index factor of any further negative monthly performance will lead to a smaller dollar loss when applied to that reduced current principal amount than if the current principal amount were not reduced. Equally, however, if the current principal amount increases, the dollar amount lost for a certain level of negative monthly performance of the Index will increase correspondingly.

Resetting the current principal amount also means that the dollar amount that may be gained from any positive monthly performance of the Index will be contingent upon the current principal amount. If the current principal amount increases, then any positive monthly performance will result in a gain of a larger dollar amount than would be the case if the current principal amount were to decrease. Conversely, as the current principal amount is reduced, the dollar amount to be gained from any positive monthly performance of the Index will decrease correspondingly.

The leverage feature of the securities, when combined with the monthly application of the index factor and fee factor and monthly reset of the principal amount, will likely cause the performance of the securities over time to differ significantly from the point-to-point performance or inverse performance, as applicable, of the USDX futures index. The securities are not designed to be long-term investments, may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date, and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly.

How are the fees calculated?

The fee factor is calculated daily based on a rate of 0.95% per annum and a day-count fraction measuring the number of days elapsed from and including the monthly reset date (or the inception date in the case of the first calendar month) to

and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) within a 365 day year.

The fee factor is applied to the current principal amount when it is reset on each monthly reset date. Accordingly, the dollar amount of fees that will be deducted from the current principal amount on any monthly reset date will depend upon the performance of the index factor during the previous month and the number of days in that month.

If you offer your securities for repurchase by Deutsche Bank or if we exercise our repurchase option, the fee factor will be applied as accrued to the applicable valuation date from the immediately preceding monthly reset date. Similarly, at maturity, the amount you receive will be subject to the fee factor as accrued to the final valuation date from the immediately preceding monthly reset date.

Because the investor fee reduces the current principal amount each month and the amount of your return at maturity or upon repurchase by Deutsche Bank, the applicable index factor must increase by an amount sufficient to offset the investor fee in order for you to receive at least the return of your initial investment at maturity or upon repurchase by Deutsche Bank. If the index factor decreases or does not increase sufficiently, you will receive less than your initial investment at maturity or upon repurchase by Deutsche Bank. In addition, if the repurchase value for either offering of securities decreases to zero on any trading day, such securities will accelerate on that day for an amount equal to the zero repurchase value and you will lose your entire investment in such securities.

What indicative value of the securities will be published?

An intraday "indicative value" meant to approximate the intrinsic economic value of each of the offerings of the securities will be published every 15 seconds on the following Bloomberg pages:

- 3x Long USDX ETNs: "UUPTIV"
- 3x Short USDX ETNs: "UDNTIV"

The actual trading prices of the securities may vary significantly from their indicative values.

Additionally, the calculation agent will publish the daily repurchase value for each offering of securities on the following Bloomberg pages:

- 3x Long USDX ETNs: "UUPTRP"

- 3x Short USDX ETNs: "UDNTRP"

On any trading day, the repurchase value will be calculated as follows:

Current principal amount × applicable index factor on the trading day × fee factor on the trading day

How do you offer your securities for repurchase by Deutsche Bank?

To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to Deutsche Bank Securities Inc. ("DBSI") on your desired valuation date no later than 1:00 p.m., New York City time. The valuation date may be any trading day from and including the initial settlement date to and including the final valuation date, subject to postponement in the event of a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The repurchase date for your securities will be the third business day following the valuation date.

If you wish to offer your securities to Deutsche Bank for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI on your desired valuation date by 1:00 p.m., New York City time. You must offer at least 200,000 securities or an integral multiple of 50,000 securities in excess thereof for repurchase by Deutsche Bank on any repurchase date. You may not combine securities from separate offerings for the purpose of satisfying the minimum repurchase amount. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your securities on the applicable valuation date at a price equal to the applicable repurchase value, facing DBSI; and

- cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the repurchase date.

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the securities in respect of such deadlines. If DBSI does not receive your offer for repurchase on your desired valuation date by 1:00 p.m., your notice will not be effective and we will not accept your offer to repurchase your securities on the repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable. **On the initial settlement date, we intend to issue 200,000 securities of each offering, a significant portion of which may initially be held by one of our affiliates. Accordingly, unless and until we issue additional securities, you will not be able to offer your securities for repurchase unless you hold all the outstanding securities from the relevant offering.**

DBSI may charge a fee of up to $0.03 per security that is repurchased at your option.

How do you sell your securities?

We intend to list the securities on NYSE Arca. If an active secondary market in the securities develops, we expect that investors will purchase and sell the securities primarily in this secondary market. A trading market for your securities may not develop, however, and no assurances can be given as to the continuation of any listing during the term of the securities. We are not required to maintain any listing of the securities on NYSE Arca or any other exchange. If the securities are delisted or if a sufficiently active secondary market in the securities does not develop, there likely will not be enough liquidity in the securities to allow you to trade or sell your securities when you wish to do so or at a price that reflects a liquid market in the securities.

Can the securities be accelerated?

If the repurchase value for your securities decreases to zero on any trading day, your securities will accelerate on that day for an amount equal to the zero repurchase value and you will lose your entire investment.

Can the securities be called by Deutsche Bank?

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. If we elect to redeem a particular offering of securities, we will give you notice not less than five business days prior to the call date (the "call notice date"). If we exercise our right to repurchase a particular offering of securities, we will deliver an irrevocable call notice to DTC, the holder of the global security for each offering of securities. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event as described under "Specific Terms of the Securities—Market Disruption Events." The last day on which we may deliver a call notice is June 23, 2031. See "Specific Terms of the Securities—Repurchase at Our Option."

How do you determine the number of securities outstanding at any time?

The number of securities outstanding at any time, including any securities held by DBSI or other affiliates of ours, for each offering will be published on the following Bloomberg pages:

• 3x Long USDX ETNs: "UUPTSO"

• 3x Short USDX ETNs: "UDNTSO"

What are the tax consequences of an investment in the securities?

You should review carefully the section in this pricing supplement entitled "U.S. Federal Income Tax Consequences." As discussed in that section, any gain or loss with respect to your securities should be ordinary income or loss unless on or before the date on which you acquire your securities (which in the case of a purchase on an exchange should be the trade date for your order) you make a valid election under applicable Treasury regulations to treat gain or loss as capital gain or loss.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of German tax considerations relating to the securities, you should review the section of the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following examples show how the securities would perform in hypothetical circumstances. These examples highlight the behavior of the securities in different circumstances, but they are not indicative of actual results. The figures in these examples have been rounded for convenience.

How the monthly performance of your securities affects the current principal amount

Assumptions:

USDX futures index monthly initial level: 100

TBill index monthly initial level: 100

Current principal amount: $20

Day count fraction: 30/365

Using the assumed day count fraction above, the fee factor for the following examples would equal:

Fee factor	=	1 – (Investor fee × day count fraction)
	=	1 – (0.0095 × (30/365))
	=	0.999219

Example 1: The USDX futures index increases over the month

If, over the hypothetical calendar month, the USDX futures index increases to 105 and the TBill index increases to 100.2 on the monthly valuation date, the current principal amount would be reset for the following calendar month as follows:

New current principal amount	=	Previous current principal amount × applicable index factor on the monthly valuation date × fee factor on the monthly valuation date

3x Long USDX ETNs:

For the 3x Long USDX ETNs, the index factor would be calculated as follows:

Index factor = 1 + TBill index return + (3 × USDX futures index return)

where,

USDX futures index return = $\dfrac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$

= $\dfrac{105 - 100}{100}$

= 0.05

TBill index return = $\dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

= $\dfrac{100.2 - 100}{100}$

= 0.002

Index factor = 1 + (3 × 0.05) + 0.002

= 1.152

Therefore, the new current principal amount for the 3x Long USDX ETNs would equal:

New current principal amount = $20.00 × 1.152 × 0.999219

= $23.02

As such, in this example, because the USDX futures index increased over the calendar month, the current principal amount for the 3x Long USDX ETNs increased by three times the monthly increase in the USDX futures index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

3x Short USDX ETNs:

For the 3x Short USDX ETNs, the index factor would be calculated as follows:

Index factor = 1 − (3 × USDX futures index return) + TBill index return

where,

USDX futures index return = $\dfrac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$

= $\dfrac{105 - 100}{100}$

= 0.05

TBill index return = $\dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$

= $\dfrac{100.2 - 100}{100}$

= 0.002

Index factor = 1 − (3 × 0.05) + 0.002

= 0.852

Therefore, the new current principal amount for the 3x Short USDX ETNs would equal:

New current principal amount	=	$20.00 × 0.852 × 0.999219
	=	$17.03

As such, in this example, because the USDX futures index increased over the calendar month, the current principal amount for the 3x Short USDX ETNs decreased by three times the monthly increase in the USDX futures index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Example 2: The USDX futures index decreases over the month

If, over the hypothetical calendar month, the USDX futures index decreases to 97 and the TBill index increases to 100.2 on the monthly valuation date, the current principal amount would be reset for the following calendar month as follows:

New current principal amount	=	Previous current principal amount × applicable index factor on the monthly valuation date × fee factor on the monthly valuation date

3x Long USDX ETNs:

For the 3x Long USDX ETNs, the index factor would be calculated as follows:

Index factor	=	1 + (3 × USDX futures index return) + TBill index return

where,

USDX futures index return	=	$\dfrac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$
	=	$\dfrac{97 - 100}{100}$
	=	-0.03

TBill index return	=	$\dfrac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$
	=	$\dfrac{100.2 - 100}{100}$
	=	0.002
Index factor	=	1 + (3 × -0.03) + 0.002
	=	0.912

Therefore, the new current principal amount for the 3x Long USDX ETNs would equal:

New current principal amount	=	$20.00 × 0.912 × 0.999219
	=	$18.23

As such, in this example, because the USDX futures index decreased over the calendar month, the current principal amount for the 3x Long USDX ETNs decreased by three times the monthly decrease in the USDX futures index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

3x Short USDX ETNs:

For the 3x Short USDX ETNs, the index factor would be calculated as follows:

Index factor   =   1   –   (3   ×   USDX futures index return)   +   TBill index return

where,

USDX futures index return

$$= \frac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$$

$$= \frac{97 - 100}{100}$$

$$= -0.03$$

TBill index return

$$= \frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

$$= \frac{100.2 - 100}{100}$$

$$= 0.002$$

Index factor   =   1   –   (3   ×   -0.03)   +   0.002

                 =   1.092

Therefore, the new current principal amount for the 3x Short USDX ETNs would equal:

New current principal amount   = $20.00   ×   1.092   ×   0.999219

                 = $21.82

As such, in this example, because the USDX futures index decreased over the calendar month, the current principal amount for the 3x Short USDX ETNs increased by three times the monthly decrease in the USDX futures index, subject to the addition of the increase in the TBill index and the deduction of the investor fee.

Hypothetical Performance Charts

The following charts set out a range of hypothetical monthly performances of the USDX futures index and demonstrate how these performances impact the current principal amount (and ultimately the payment at maturity) for each offering, and how the potential return on each offering relative to a $20 investment will depend upon the historical levels of the current principal amount over time. The following charts are based on a hypothetical investment in the securities over a 12 calendar month period and an assumed constant TBill index return of 0.002 per month with an index monthly initial level of 100 on day one of the 12 month period. The fee factor is assumed to be 0.999219 (representing 0.95% per annum divided by 12 months) and is applied to the current principal amount when such amount is reset on each monthly reset date. The following examples are entirely hypothetical and are not indicative of actual results. The figures in these examples have been rounded for convenience. The actual term of the securities is approximately 20 years. Over the term of the securities, the USDX futures index and TBill index may display greater variability than is depicted in the hypothetical performance charts below. This potentially greater variability increases the chance of adverse monthly performances adversely impacting the current principal amount of the securities. The leverage feature of the securities, when combined with the monthly application of the index factor and fee factor and monthly reset of the principal amount, will likely cause the performance of the securities to differ significantly from the point-to-point performance or inverse performance, as applicable, of the USDX futures index. **It is possible that you could lose your entire investment if your securities are exposed to severe or repeated adverse monthly performances. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.**

Example 1 – The USDX futures index increases each month

Monthly Performance of the USDX Futures Index and TBill Index			3x Long USDX ETNs			3x Short USDX ETNs		
USDX Futures Index	USDX Futures Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	—	—	—	—	$20.00	—	—	$20.00
102.50	0.025	0.002	1.077	0.999219	$21.52	0.927	0.999219	$18.53
105.00	0.024	0.002	1.075	0.999219	$23.12	0.929	0.999219	$17.19
107.50	0.024	0.002	1.073	0.999219	$24.80	0.931	0.999219	$15.99
110.00	0.023	0.002	1.072	0.999219	$26.56	0.932	0.999219	$14.89
112.50	0.023	0.002	1.070	0.999219	$28.40	0.934	0.999219	$13.90
115.00	0.022	0.002	1.069	0.999219	$30.33	0.935	0.999219	$12.99
117.50	0.022	0.002	1.067	0.999219	$32.34	0.937	0.999219	$12.16
120.00	0.021	0.002	1.066	0.999219	$34.44	0.938	0.999219	$11.40
122.50	0.021	0.002	1.065	0.999219	$36.64	0.940	0.999219	$10.70
125.00	0.020	0.002	1.063	0.999219	$38.92	0.941	0.999219	$10.06
127.50	0.020	0.002	1.062	0.999219	$41.30	0.942	0.999219	$9.47
130.00	0.020	0.002	1.061	0.999219	$43.78	0.943	0.999219	$8.92
Return on $20 investment after 12 months:					**118.91%**			**-55.39%**

In this hypothetical example, the USDX futures index increases at a constant rate of 2.5% of its *initial value* each month. As such, the 3x Long USDX ETNs demonstrate a positive return and the 3x Short USDX ETNs demonstrate a negative return over the 12 month period. This hypothetical example demonstrates that because the index factor is calculated on the basis of monthly performance (*i.e.*, the change from the level at the start of the month to the level at the end of the month), the monthly USDX futures index return decreases over time as 2.5% of the initial value of 100 becomes a smaller percentage increase over the USDX futures index level at the start of each month. This hypothetical example also demonstrates how the gains on the 3x Long USDX ETNs and the losses on the 3x Short USDX ETNs are magnified due to the effect of the leverage. However, because the current principal amount is reset each month, the 3x Long USDX ETNs do not show a gain equal to three times the simple, point-to-point percentage increase in the USDX futures index over the 12 month period and the 3x Short USDX ETNs do not show a loss equal to three times the inverse of the simple, point-to-point percentage increase in the USDX futures index over the 12 month period.

Example 2 – The USDX futures index declines each month

Monthly Performance of the USDX Futures Index and TBill Index			3x Long USDX ETNs			3x Short USDX ETNs		
USDX Futures Index	USDX Futures Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	—	—	—	—	$20.00	—	—	$20.00
97.50	-0.025	0.002	0.927	0.999219	$18.53	1.077	0.999219	$21.52
95.00	-0.026	0.002	0.925	0.999219	$17.12	1.079	0.999219	$23.20
92.50	-0.026	0.002	0.923	0.999219	$15.79	1.081	0.999219	$25.06
90.00	-0.027	0.002	0.921	0.999219	$14.53	1.083	0.999219	$27.12
87.50	-0.028	0.002	0.919	0.999219	$13.34	1.085	0.999219	$29.41
85.00	-0.029	0.002	0.916	0.999219	$12.21	1.088	0.999219	$31.97
82.50	-0.029	0.002	0.914	0.999219	$11.15	1.090	0.999219	$34.83
80.00	-0.030	0.002	0.911	0.999219	$10.15	1.093	0.999219	$38.03
77.50	-0.031	0.002	0.908	0.999219	$9.21	1.096	0.999219	$41.64
75.00	-0.032	0.002	0.905	0.999219	$8.33	1.099	0.999219	$45.72
72.50	-0.033	0.002	0.902	0.999219	$7.51	1.102	0.999219	$50.34
70.00	-0.034	0.002	0.899	0.999219	$6.74	1.105	0.999219	$55.61
Return on $20 investment after 12 months:					**-66.28%**			**178.05%**

In this hypothetical example, the USDX futures index decreases at a constant rate of 2.5% of its initial value each month. As such, the 3x Long USDX ETNs demonstrate a negative return and the 3x Short USDX ETNs demonstrate a positive return over the 12 month period. This hypothetical example demonstrates that because the index factor is calculated on the basis of monthly performance (*i.e.*, the change from the level at the start of the month to the level at the end of the month), the absolute value of the monthly USDX futures index return increases over time as 2.5% of the initial value of 100 becomes a larger percentage decrease from the USDX futures index level at the start of each month. This hypothetical example also demonstrates how the losses on the 3x Long USDX ETNs and the gains on the 3x Short USDX ETNs are magnified due to the effect of the leverage. However, because the current principal amount is reset each month, the 3x Long USDX ETNs do not show a loss equal to three times the simple, point-to-point percentage decrease in the USDX futures index over the 12 month period and the 3x Short USDX ETNs do not show a gain equal to three times the inverse of the simple, point-to-point percentage decrease in the USDX futures index over the 12 month period.

Example 3 – The USDX futures index increases in some months and decreases in others; both the 3x Long USDX ETNs and the 3x Short USDX ETNs demonstrate a negative return

Monthly Performance of the USDX Futures Index and TBill Index			3x Long USDX ETNs			3x Short USDX ETNs		
USDX Futures Index	USDX Futures Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	—	—	—	—	$20.00	—	—	$20.00
102.91	0.029	0.002	1.089	0.999219	$21.77	0.915	0.999219	$18.28
106.80	0.038	0.002	1.115	0.999219	$24.26	0.889	0.999219	$16.23
102.34	-0.042	0.002	0.877	0.999219	$21.25	1.127	0.999219	$18.28
102.93	0.006	0.002	1.019	0.999219	$21.65	0.985	0.999219	$17.99
105.58	0.026	0.002	1.079	0.999219	$23.34	0.925	0.999219	$16.62
103.39	-0.021	0.002	0.940	0.999219	$21.92	1.064	0.999219	$17.68
103.94	0.005	0.002	1.018	0.999219	$22.30	0.986	0.999219	$17.42
108.58	0.045	0.002	1.136	0.999219	$25.31	0.868	0.999219	$15.11
112.72	0.038	0.002	1.116	0.999219	$28.23	0.888	0.999219	$13.40
109.39	-0.030	0.002	0.913	0.999219	$25.77	1.091	0.999219	$14.60
110.23	0.008	0.002	1.025	0.999219	$26.39	0.979	0.999219	$14.28
97.00	-0.120	0.002	0.642	0.999219	$16.93	1.362	0.999219	$19.44
Return on $20 investment after 12 months:					**-15.36%**			**-2.81%**

In this hypothetical example, the USDX futures index demonstrates both monthly increases and decreases over the 12 month period. Because the current principal amount is reset each month, these monthly increases and decreases affect the current principal amount in a different manner than if the current principal amount were adjusted by measuring the change in the USDX futures index from its starting level of 100 to its ending level of 97. While this represents a 3% decrease in the value of the USDX futures index over the 12 month period, the 3x Long USDX ETNs demonstrate a negative return of -15.36% and the 3x Short USDX ETNs demonstrate a negative return of -2.81%. For the 3x Long USDX ETNs, the return is negative, because the USDX futures index had months of depreciation that decreased the current principal amount despite other months of appreciation. For the 3x Short USDX, even though the point-to-point performance of the USDX futures index is negative so that on a point-to-point basis the inverse return would be positive, the actual return is also negative because the months of depreciation of the USDX futures index were insufficient to offset the prior months of appreciation.

Example 4 – The USDX futures index increases some months and decreases in others; both the 3x Long USDX ETNs and the 3x Short USDX ETNs demonstrate small positive returns

Monthly Performance of the USDX Futures Index and TBill Index			3x Long USDX ETNs			3x Short USDX ETNs		
USDX Futures Index	USDX Futures Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	—	—	—	—	$20.00	—	—	$20.00
100.00	0.000	0.002	1.002	0.999219	$20.02	1.002	0.999219	$20.02
100.32	0.003	0.002	1.012	0.999219	$20.24	0.992	0.999219	$19.86
99.52	-0.008	0.002	0.978	0.999219	$19.78	1.026	0.999219	$20.36
100.24	0.007	0.002	1.024	0.999219	$20.23	0.980	0.999219	$19.94
99.51	-0.007	0.002	0.980	0.999219	$19.82	1.024	0.999219	$20.40
100.48	0.010	0.002	1.031	0.999219	$20.42	0.973	0.999219	$19.83
99.89	-0.006	0.002	0.984	0.999219	$20.09	1.020	0.999219	$20.20
99.89	0.000	0.002	1.002	0.999219	$20.11	1.002	0.999219	$20.22
99.97	0.001	0.002	1.004	0.999219	$20.18	1.000	0.999219	$20.20
99.55	-0.004	0.002	0.989	0.999219	$19.95	1.015	0.999219	$20.48
99.79	0.002	0.002	1.009	0.999219	$20.12	0.995	0.999219	$20.36
100.01	0.002	0.002	1.009	0.999219	$20.28	0.995	0.999219	$20.25
Return on $20 investment after 12 months:					**1.40%**			**1.24%**

In this hypothetical example, the USDX futures index demonstrates both monthly increases and decreases over the 12 month period. While there was a marginal increase in the value of the USDX futures index over the 12 month period, the securities demonstrate a positive return on the $20 investment. For the 3x Long USDX ETNs, the return is positive, because the USDX futures index had months of appreciation that increased the current principal amount despite subsequent months of depreciation and minimal appreciation, and the monthly return of the USDX futures index together with the monthly return of the TBill index, as reflected in the index factor, was sufficient to offset the investor fee. For the 3x Short USDX ETNs, even though the point-to-point performance of the USDX futures index is slightly positive so that on a point-to-point basis the inverse return would be slightly negative, the actual return is also positive because the monthly return of the TBill index, as reflected in the index factor, was sufficient to offset the positive return of the USDX futures index and the investor fee.

Example 5 – The USDX futures index increases some months and decreases in others; the 3x Long USDX ETNs lose all their value; the 3x Short USDX ETNs also lose a substantial portion of their value

Monthly Performance of the USDX Futures Index and TBill Index			3x Long USDX ETNs			3x Short USDX ETNs		
USDX Futures Index	USDX Futures Index Return	TBill Index Return	Index Factor	Fee Factor	Current Principal Amount	Index Factor	Fee Factor	Current Principal Amount
100.00	—	—	—	—	$20.00	—	—	$20.00
85.00	-0.150	0.002	0.552	0.999219	$11.03	1.452	0.999219	$29.02
112.00	0.318	0.002	1.955	0.999219	$21.55	0.049	0.999219	$1.42
115.00	0.027	0.002	1.082	0.999219	$23.31	0.922	0.999219	$1.31
90.00	-0.217	0.002	0.350	0.999219	$8.15	1.654	0.999219	$2.17
80.00	-0.111	0.002	0.669	0.999219	$5.44	1.335	0.999219	$2.89
85.00	0.063	0.002	1.190	0.999219	$6.47	0.815	0.999219	$2.35
70.00	-0.176	0.002	0.473	0.999219	$3.05	1.531	0.999219	$3.60
60.00	-0.143	0.002	0.573	0.999219	$1.75	1.431	0.999219	$5.14
65.00	0.083	0.002	1.252	0.999219	$2.19	0.752	0.999219	$3.86
50.00	-0.231	0.002	0.310	0.999219	$0.68	1.694	0.999219	$6.54
20.00	-0.600	0.002	-0.798	0.999219	$0.00	2.802	0.999219	$18.32
22.00	0.100	0.002	1.302	0.999219	$0.00	0.702	0.999219	$12.85
Return on $20 investment after 12 months:					**-100.00%**			**-35.75%**

In this hypothetical example the USDX futures index demonstrates both monthly increases and decreases over the 12 month period. However, in this hypothetical example the 3x Long USDX ETNs lose the entire initial investment amount of $20 due to overall negative monthly performances. This is because the securities will be automatically accelerated if at any time their repurchase value equals zero. In such case, you will lose your entire investment in the securities. As such, even though the USDX futures index increased in the last month of the example, the current principal amount for the 3x Long USDX ETNs did not benefit from the increase in the USDX futures index as the 3x Long USDX ETNs were accelerated for the prior month's zero repurchase value. For the 3x Short USDX, even though the point-to-point performance of the USDX futures index is negative so that on a point-to-point basis the inverse return would be positive, the actual return is negative because the months of depreciation of the USDX futures index were insufficient to offset the prior months of appreciation.

Historical Information

The USDX futures index seeks to measure the performance of a notional long position in US Dollar Index Futures. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis. US Dollar Index Futures are futures contracts traded on the ICE Futures U.S., Inc. ("ICE") whose underlying asset is the USDX®, which measures the performance of U.S. dollars against a weighted basket of six major world currencies: the Euro (57.60%), Japanese Yen (13.60%), British Pound (11.90%), Canadian Dollar (9.10%), Swedish Krona (4.20%) and Swiss Franc (3.60%). The US Dollar Index Futures contract began trading on ICE on November 20, 1985.

Publication of the USDX futures index began on November 22, 2006, and publication of the TBill index began on February 27, 2008. Therefore the USDX futures index and TBill index have limited actual performance history. No actual investment in securities linked to the USDX futures index or to the TBill index was possible prior to November 22, 2006 and February 27, 2008, respectively.

The following graphs set out the historical performance from November 22, 2006 to May 4, 2011 of the USDX futures index and the historical performance of the TBill index from February 27, 2008 to May 5, 2011.

See "The Indices—The USDX Futures Index" for a description of the methodology applicable to the USDX futures index.

The graphs below do not represent the actual return you should expect to receive on the securities. Historical performance of the USDX futures index and historical performance of the TBill index are not indicative of future performance of the sub-indices or your investment in the securities. **The securities do not guarantee any return of, or on, your initial investment. Any payment at maturity or upon earlier repurchase is subject to our ability to satisfy our obligations as they become due.**

Historical Performance of the USDX Futures Index



Source: Bloomberg

Historical Performance of the TBill Index



Source: Bloomberg

RISK FACTORS

The securities are senior unsecured obligations of Deutsche Bank AG, acting through its London branch. The securities are riskier than ordinary unsecured debt securities, do not guarantee a return of principal or pay any interest, may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date, and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly. Investing in the securities is not equivalent to investing directly in the U.S. dollar or the Index Currencies or futures contracts relating to such currencies.

This section describes the most significant risks relating to an investment in the securities. **We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement before investing in the securities.**

The principal of your securities is not protected and you may lose all or a significant portion of your investment in the securities

The principal of your securities is not protected. Our cash payment, if any, on your securities on the maturity date or a repurchase date will be based on the month-over-month performance of the Index prior to the maturity date or repurchase date and will be reduced by the investor fee. You may lose all or a significant amount of your investment in the securities if there are repeated or severe negative monthly performances in the Index. In particular, if the index factor applicable to your securities is zero on any trading day, the repurchase value of your securities will be zero, your securities will be accelerated and you will lose your entire investment in the securities.

The securities are not designed to be long-term investments

Each security offers investors exposure to the month-over-month performance of its respective Index measured from the first calendar day to the last calendar day of each month. Therefore, the securities may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly. On a month-to-month basis, the performance of the securities will be positively affected by three times any favorable performance and negatively affected by three times any adverse performance of the USDX futures index. This leverage feature of the securities, when combined with the monthly application of the index factor and fee factor and monthly reset of the principal amount, will likely cause the performance of the securities to differ significantly from the point-to-point performance or inverse performance, as applicable, of the USDX futures index. A favorable performance of the USDX futures index means the USDX futures index has, in the case of the 3x Long USDX ETNs, increased or, in the case of the 3x Short USDX ETNs, decreased from its monthly initial level, and an adverse performance of the USDX futures index means the USDX futures index has, in the case of the 3x Long USDX ETNs, decreased or, in the case of the 3x Short USDX ETNs, increased from its monthly initial level. For example, if over six months the USDX futures index appreciated 10%, the repurchase value of the 3x Long USDX ETNs (including 3x leverage) will not have appreciated 30% and the repurchase value of the 3x Short USDX ETNs (including 3x leverage) will not have depreciated 30%. Rather, the repurchase value will depend on the month-over-month performances of the relevant Index. Furthermore, more volatile month-over-month performances of the USDX futures index will magnify the divergence of the return on the securities from the performance or inverse performance, as applicable, of the USDX futures index. In addition, because we have the right to call the securities at any time, you may be required to sell your investment in the securities earlier than you had otherwise planned and may not be able to find an alternative investment with similar risk-return characteristics. As a result, you should consider your investment horizon as well as your potential trading costs when evaluating an investment in the securities and you should regularly monitor your holdings of the securities to ensure that they remain consistent with your investment strategies.

Any payment on the securities is subject to our ability to pay our obligations as they become due

The securities are senior unsecured obligations of Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities depends on our ability to satisfy our obligations as they become due. As a result, our actual and perceived creditworthiness will affect the market value of the securities and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the securities.

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Even if the USDX futures index and TBill index at maturity or upon repurchase by Deutsche Bank have moved favorably relative to their initial levels, you may receive less than your initial investment in the securities and you could lose your entire investment

Because the return on your securities at maturity or upon repurchase is dependent upon the month-over-month performance of the Index prior to the maturity date or repurchase date, and will be reduced by the investor fee, even if the USDX futures index and TBill index at maturity or upon repurchase have moved favorably relative to their initial levels on a point-to-point basis, there is no guarantee that you will receive a positive return on, or a full return of, your initial investment and you could lose your entire investment. The month-over-month performances of the sub-indices as reflected in the applicable index factor will need to offset the impact of the investor fee each month for the current principal amount to increase. Further, even if at maturity or upon a repurchase the USDX futures index and TBill

index have moved favorably relative to their initial levels, this may not be enough to offset prior months of adverse monthly performance which could have reduced the current principal amount significantly. Similarly, any favorable movement of the USDX futures index and TBill index during a particular month will not necessarily be reflected in the current principal amount when it is reset on the next monthly reset date. Instead, the reset of the current principal amount will be determined solely on the basis of the levels of the USDX futures index and TBill index at the end of the month compared to such levels at the beginning of the month.

If you invest in the securities, any adverse monthly performance of the USDX futures index will result in the current principal amount of your securities decreasing at a rate of 3% for every 1% of adverse performance of the USDX futures index (subject to the effect of the TBill index and the application of the fee factor)

If you invest in the securities, you will be exposed on a leveraged basis to any adverse monthly performances of the USDX futures index. This means that if the USDX futures index experiences an adverse monthly performance, the current principal amount will be decreased at a rate of 3% for every 1% of adverse performance of the USDX futures index, subject to the effect of the TBill index and the application of the fee factor. While the monthly reset of the current principal amount is designed to reduce the effect of the leverage on any adverse performance over time, it does not mitigate the effect of the leverage on any single month's adverse performance.

If the current principal amount increases, any subsequent adverse monthly performance will result in a larger dollar decrease of the current principal amount than if the current principal amount had remained constant

If the current principal amount increases, the dollar amount that can be lost in any single month from an adverse monthly performance of the USDX futures index will be greater than if the current principal amount had remained constant. In other words, if the current principal amount increases, you will lose more than 3% of your initial investment for each 1% of adverse monthly performance of the USDX futures index. This is because the applicable index factor will be applied to a larger current principal amount.

If the current principal amount decreases, any subsequent favorable monthly performance will result in a smaller dollar increase of the current principal amount than if the current principal amount had remained constant

If the current principal amount decreases, the dollar amount that can be gained in any single month from a favorable monthly performance of the USDX futures index will be less than if the current principal amount had remained constant. In other words, if the current principal amount decreases, you will gain less than 3% of your initial investment for each 1% of favorable monthly performance of the USDX futures index and, because the applicable index factor will be applied to a smaller current principal amount, it will take larger favorable monthly performances to restore the value of your investment back to the amount of your initial investment.

Increased volatility in the USDX futures index could adversely affect the performance of the securities

The securities are linked to the month-to-month performance or inverse performance, as applicable, of the USDX futures index. Because of the monthly reset feature, increased volatility in the USDX futures index is likely to have a negative effect on the value of the securities. Favorable performance of the USDX futures index during one month will not necessarily offset adverse performance in a different month, and the principal amount of the securities could decrease, perhaps significantly, even if the level of the USDX futures index ultimately moves favorably or remains the same. **The securities are not designed to be long-term investments.**

We may repurchase the securities at any time

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event. As a result, you may not be able to hold the securities for the time period you originally anticipated. If we elect to redeem the securities, you will be entitled to receive only the applicable repurchase value of your securities. Depending on the performance of the Index during the term of the securities, the applicable repurchase value may be below the initial offering price and may be below the current principal amount at such time.

Your securities could be accelerated in which case you would lose your entire investment before the scheduled maturity of the securities

Because the current principal amount is reset each month, adverse monthly performances will be reflected in the current principal amount each month rather than only upon repurchase or at maturity. If there are severe or repeated adverse monthly performances during the term of the securities, the repurchase value on any trading day could be reduced to zero. If this occurs, the securities will automatically accelerate for an amount equal to the zero repurchase value and you will lose your entire investment.

There are restrictions on the minimum number of securities you may offer to Deutsche Bank for repurchase

You must offer at least 200,000 securities from a single offering to Deutsche Bank for repurchase at one time on any repurchase date and multiples of 50,000 securities in excess thereof. The minimum repurchase amount of 200,000 securities and the procedures involved in the offer of any repurchase represent substantial restrictions on your ability to cause Deutsche Bank to repurchase your securities. For the purpose of satisfying the minimum repurchase amount, you cannot combine securities from separate offerings. See "Specific Terms of the Securities—Repurchase Procedures" for more information.

If you wish to offer more than 200,000 securities for repurchase by Deutsche Bank, you must do so in increments of 50,000 securities. For example, if you hold 273,000 securities from one offering, you may offer 200,000 securities for repurchase. However, you may not individually offer the entire amount of your holdings because 273,000 is not an integral multiple of 50,000. If you choose to offer 200,000 or 250,000 securities for repurchase, you will not be able to offer your remaining securities, 73,000 securities in the prior case or 23,000 securities in the latter case, for repurchase.

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the securities at a premium or discount to their indicative value. There can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

A fee of up to $0.03 per security may be charged upon a repurchase at your option

DBSI may charge a fee of up to $0.03 per security upon a repurchase at your option. The imposition of this fee will mean that you will not receive the full amount of the repurchase value, if any, upon such a repurchase.

You may not be able to offer your securities for repurchase because there may be less than 200,000 securities outstanding at any time, including when the securities are first issued

On the initial settlement date, we intend to issue 200,000 securities of each offering, a significant portion of which may initially be held by one of our affiliates. 200,000 securities is the minimum number of securities required to make an offer to us for the repurchase of your securities. Accordingly, unless and until we issue further securities of a particular offering, you will not be able to avail yourself of the repurchase option unless you hold all the outstanding securities for the particular offering. Further, even if we issue securities in excess of the initial 200,000 for a particular offering, the number of securities outstanding at any one time may be less than 200,000 due to prior repurchases of securities by us.

The market value of the securities may be influenced by many unpredictable factors

The market value of your securities may fluctuate between the date you purchase them and the applicable valuation date or the final valuation date. You may also sustain a significant loss if you sell the securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the securities. We expect that generally the level of the Index and the exchange rates between the U.S. dollar and the Index Currencies will affect the market value of the securities more than any other factor. Other factors that may influence the market value of the securities include:

- the value of the TBill index, which will in turn be affected by, among other things, government fiscal policy and monetary policies of the Federal Reserve Board; inflation and expectations concerning inflation; and supply and demand for Treasury bills;

- the volatility of the USDX futures index and TBill index;

- interest and yield rates in the market generally and in the markets of the U.S. dollar and the Index Currencies;

- the time remaining to the maturity of the securities;

- supply and demand for the securities, including inventory positions with any market maker;

- economic, financial, political, regulatory or judicial events that affect the levels of the USDX futures index and TBill index;

- the prevailing rate of interest; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors interrelate in complex ways, and the effect of one factor on the market value of your securities may offset or enhance the effect of another factor.

Currency markets may be highly volatile

Foreign currency exchange rates vary over time, and currency markets may be highly volatile. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting interest rates and other economic and political conditions in the country or countries in which such currency is used, as well as economic and political developments in other relevant countries. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the U.S. dollar and the Index Currencies, the USDX futures index and the value of your securities in varying ways, and different factors may cause the values of the Index Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

The securities are subject to legal and regulatory risks

Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial effect on the performance of the Index Currencies and, consequently, the USDX futures index and the value of the securities.

Suspension or disruptions of market trading in the Index Currencies may adversely affect the value of the securities

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Index Currencies and, therefore, the USDX futures index and the value of the securities.

Favorable performance by the U.S. dollar relative to one or more Index Currencies may be offset by unfavorable performance of the U.S. dollar relative to one or more other Index Currencies

The USDX® measures the performance of the U.S. dollar against a weighted basket of six Index Currencies. Therefore, favorable performance of the U.S. dollar relative to one or more Index Currencies may be offset, in whole or in part, by unfavorable performance of the U.S. dollar relative to one of more other Index Currencies of lesser, equal or greater magnitude, which may result in an aggregate unfavorable performance of the USDX®.

The Index Currencies are unequally weighted within the USDX®

The Index Currencies are unequally weighted within the USDX®. Therefore, performances by the Index Currencies with higher weightings will influence the level of the USDX®, and therefore the value of the securities, to a greater degree than the performances of the Index Currencies with lower weightings. If the U.S. dollar performs unfavorably relative to the Index Currency with the highest weighting, that unfavorable performance could negate or diminish the effect on the level of the USDX® of any favorable performance by the U.S. dollar relative to the lower-weighted Index Currencies.

Fewer representative Index Currencies may result in greater index volatility

The changes in market value over time, whether positive or negative, of US Dollar Index Futures are linked to the USDX®. The USDX® is comprised of only six Index Currencies. Accordingly, the USDX® is concentrated in terms of the number of currencies represented. You should be aware that other currency indices are more diversified in terms of the number of currencies included. Concentration in fewer currencies may result in a greater degree of volatility in the USDX®, and in turn, the changes in market value of the US Dollar Index Futures, under specific market conditions and over time.

Historical levels of the sub-indices should not be taken as an indication of the future performance of the Index during the term of the securities

The actual performance of the sub-indices over each month during the term of the securities, as well as the amount payable at maturity or upon earlier repurchase by Deutsche Bank, may bear little relation to the historical and retrospective calculations of the sub-indices. Publication of the USDX futures index began on November 22, 2006, and publication of the TBill index began on February 27, 2008. Therefore the USDX futures index and TBill index have limited actual performance history. Any levels of the USDX futures index and TBill index corresponding to dates prior to November 22, 2006 and February 27, 2008, respectively, were retrospectively calculated.

The index sponsor may adjust the sub-indices in ways that affect the levels of the sub-indices, and the index sponsor has no obligation to consider your interests

Deutsche Bank, as index sponsor, determines the composition of the sub-indices and can add to, delete or substitute the components currently comprising the sub-indices or make other changes that could change the levels of the sub-indices. Additionally, the index sponsor may alter, discontinue or suspend a sub-index. Any of these actions could adversely affect the value of the securities. The index sponsor has no obligation to consider your interests in revising a sub-index.

Your return will not reflect the return on a direct investment in US Dollar Index Futures

The return on your securities will not match the return you would have received had you invested directly in US Dollar Index Futures. In particular, an investment in the securities is subject to the investor fee which reduces the amount of your return at maturity or upon repurchase of the securities by Deutsche Bank and the monthly reset of the current principal amount.

The securities may not be a suitable investment for you

The securities may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the levels of the sub-indices; you seek a guaranteed return of principal; you believe the applicable index factor will decrease or not increase sufficiently to offset the impact of the investor fee during the term of the securities; you seek an investment which measures the simple performance or inverse performance of the USDX futures index over a period equivalent to the term of the securities, rather than its month-over-month performance or inverse performance; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment.

Changes in our credit ratings may affect the market value of your securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your securities. However, because the return on your securities is dependent upon certain factors in addition to our ability to pay our obligations on your securities, an improvement in our credit ratings will not reduce the other investment risks related to your securities or increase the market value of your securities.

You will not receive interest payments on the securities or have rights in the sub-index components

You will not receive any periodic interest payments on the securities. As an owner of the securities, you will not have rights that investors in the components of the USDX futures index or TBill index may have. You will receive cash for your securities, if any, and you will have no right to receive delivery of any of the components of the USDX futures index or TBill index.

There may not be an active trading market in the securities; sales in the secondary market may result in significant losses

Although we intend to list the securities on NYSE Arca, a trading market for your securities may not develop and no assurances can be given as to the continuation of any listing during the term of the securities. We are not required to maintain any listing of the securities on NYSE Arca or any other exchange. If the securities are delisted or if a sufficiently active secondary market in the securities does not develop, there likely will not be enough liquidity in the securities to allow you to trade or sell your securities when you wish to do so or at a price that reflects a liquid market in the securities. In addition, you may be unable to exercise the repurchase option if there is not enough liquidity in the securities to allow you to purchase additional securities to meet the requirement of holding a minimum of 200,000 securities in order to make an offer to us for the repurchase of your securities.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your securities

Futures markets may be subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, futures markets may have regulations that limit the bid-offer spread of futures contracts or the amount of fluctuation in some futures contract prices that may occur during a single business day or trading session. These limits may preclude trading in a particular contract or force the liquidation of contracts at potentially disadvantageous times or prices. We have no control over the imposition or removal of such limits. These circumstances could affect the value of the USDX futures index and therefore could adversely affect the value of your securities.

Postponement of a valuation date may result in a reduced amount payable at maturity or upon earlier repurchase

As the payment at maturity or upon earlier repurchase is a function of, among other things, the applicable daily index factor on the final valuation date or applicable valuation date, as the case may be, the postponement of any valuation date may result in the application of a different applicable daily index factor and, accordingly, decrease the payment you receive at maturity or upon earlier repurchase.

Concentration risks associated with the Index may adversely affect the value of your securities

The USDX futures index is comprised of a single futures contract, the US Dollar Index Futures contract trading on ICE, and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You will not benefit, with respect to the securities, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

Trading by Deutsche Bank and other transactions by Deutsche Bank and/or its affiliates in instruments linked to the sub-indices or their components may impair the market value of the securities

As described below under "Use of Proceeds and Hedging" in this pricing supplement, we expect to enter into transactions to hedge our obligations under the securities. Such transactions may involve purchases of the US Dollar Index Futures contract underlying the USDX futures index, options on the USDX futures index, or other derivative instruments with returns linked to the performance of the USDX futures index or TBill index, or their components, and we may adjust our hedge positions by, among other things, purchasing or selling any of the foregoing. Although they are not intended to, any of these hedging activities may affect the market price of the futures contract underlying the USDX futures index and the levels of the sub-indices and, therefore, the market value of the securities. It is possible that our hedging activities could produce substantial returns for us even though the market value of the securities declines.

We may also issue other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we could adversely affect the market value of the securities.

With respect to any of the activities described above, we have no obligation to take the needs of any buyer, seller or holder of the securities into consideration at any time.

Any of the foregoing activities described above may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

The liquidity of the market for the securities may vary materially over time

As stated on the cover of this pricing supplement, we intend to sell a small portion of the securities on the inception date, and additional securities will be offered and sold from time to time through Deutsche Bank Securities Inc. ("DBSI"), acting as our agent. Also, the number of securities outstanding could be reduced at any time due to repurchases of the securities by Deutsche Bank as described in this pricing supplement. Accordingly, the liquidity of the market for the securities could vary materially over the term of the securities. While you may elect to offer your securities for repurchase by Deutsche Bank prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least 200,000 securities per offering or an integral multiple of 50,000 securities in excess thereof to Deutsche Bank at one time for repurchase on any repurchase date.

We or our affiliates may have economic interests adverse to those of the holders of the securities

Deutsche Bank and other affiliates of ours expect to engage in trading activities related to the components of the sub-indices, including trading derivative instruments with returns linked to the performance of the components of the sub-indices, for their accounts and for other accounts under their management. Deutsche Bank and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the sub-indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their

interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the levels of the sub-indices and, accordingly, could affect the value of the securities and the amount payable to you at maturity.

We or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the levels of the sub-indices or their components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

The business activities of DBSI may create conflicts of interest

DBSI and its affiliates expect to engage in trading activities related to the components of the sub-indices, including trading derivative instruments with returns linked to the performance of the components of the sub-indices. Such trading activities may not be for the account of holders of the securities or on their behalf and may present a conflict between the holders' interest in the securities and the interests that DBSI and its affiliates will have in their proprietary accounts, in facilitating transactions, including futures, options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of the sub-indices, could be adverse to the interests of the holders of the securities. Moreover, DBSI has published and in the future expects to publish research reports and trading advice with respect to some or all of the components of the sub-indices. This research and trading advice is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. The research and trading advice should not be viewed as a recommendation or endorsement of the securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by DBSI or its affiliates may affect the market price of the components of the USDX futures index and the levels of the sub-indices and, therefore, the market value of the securities. With respect to any of the activities described above, neither DBSI nor its affiliates have any obligation to take the needs of any buyer, seller or holder of the securities into consideration at any time.

The index sponsor may discontinue the sub-indices and public disclosure of information relating to a sub-index may change over time

The index sponsor is under no obligation to continue to compile and publish the sub-indices and is not required to compile and publish any successor index if any sub-index is discontinued. If the index sponsor discontinues or suspends the compilation or publication of a sub-index, it may become difficult to determine the current principal amount, the market value of the securities or the amount payable at maturity or upon earlier repurchase by Deutsche Bank. Initially, Deutsche Bank AG, London Branch will serve as the calculation agent for the securities (the "calculation agent"). In the event the index sponsor discontinues or suspends the compilation or publication of a sub-index, the calculation agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by Deutsche Bank). If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued sub-index exists, the amount you will be entitled to receive at maturity or upon repurchase by Deutsche Bank will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Securities— Discontinuance or Modification of the Index" in this pricing supplement.

The policies of the index sponsor and any changes thereto that affect the composition and valuation of a sub-index could affect the amount payable on your securities and their market value

The policies of the index sponsor concerning the calculation of the level of a sub-index, additions, deletions or substitutions of the components in the sub-indices and the manner in which changes affecting a sub-index are reflected could affect the level of such sub-index and,

therefore, the current principal amount, the amount payable on your securities at maturity or upon repurchase by Deutsche Bank and the market value of your securities prior to maturity.

The index sponsor may modify the methodology for determining the composition and weighting of a sub-index, or for calculating the level of a sub-index. The index sponsor may also discontinue or suspend compilation or publication of a sub-index, in which case it may become difficult to determine the market value of such sub-index. Any such changes could adversely affect the value of your securities.

If events such as these occur, or if the level of a sub-index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of such sub-index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under "Specific Terms of the Securities— Discontinuation or Modification of the Index" and "—Role of Calculation Agent."

There are potential conflicts of interest between you and the calculation agent

We will serve as the calculation agent. The calculation agent will, among other things, determine the amount you will be entitled to receive for your securities at maturity or upon repurchase by Deutsche Bank. For a more detailed description of the calculation agent's role, see "Specific Terms of the Securities—Role of Calculation Agent" in this pricing supplement.

If the index sponsor were to discontinue or suspend compilation or publication of a sub-index and the index sponsor does not appoint another entity to calculate and publish such sub-index, it may become difficult to determine the level of such sub-index. If events such as these occur, or if the level of a sub-index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the level of such sub-index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under "Specific Terms of the Securities—Role of Calculation Agent" in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting a sub-index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the calculation agent's judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the securities, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a market disruption event has occurred or exists on a valuation date or the final valuation date, the calculation agent can postpone the determination of the index factor for each offering of securities, the maturity date or a repurchase date

The determination of the index factor for each offering of securities on a monthly valuation date, valuation date or final valuation date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such valuation date. In case of such postponement, the corresponding repurchase date or the maturity date could be postponed accordingly.

If postponement of the determination of an index factor for a valuation date or the final valuation date, due to a market disruption event occurs, such postponement will continue until the next trading day on which there is no market disruption, up to five scheduled trading days. If a market disruption event causes the postponement of the determination of an index factor for a valuation date or the final valuation date for more than five scheduled trading days,

the level of the relevant sub-index for the relevant repurchase date or the maturity date, as applicable, will be determined (or, if not determinable, estimated) by the calculation agent in good faith and in a manner which it considers commercially reasonable under the circumstances. See "Specific Terms of the Securities—Market Disruption Events."

The U.S. tax consequences of an investment in the securities are unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "IRS"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that is described in the section of this pricing supplement entitled "U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described in "U.S. Federal Income Tax Consequences," in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE INDICES

We are offering two separate Exchange Traded Notes based on the month-over-month performance of an underlying index which we refer to, in each case, as the Index, which is designed to provide investors with leveraged exposure to the US Dollar Index Futures as described below. For each security, investors will receive a cash payment, if any, at maturity or upon repurchase by Deutsche Bank, linked to the month-over-month performance of the Index, less an investor fee.

For the 3x Long USDX ETNs, the Index is obtained by combining three times the returns on the Deutsche Bank Long U.S. Dollar Index® (USDX) Futures Index—Excess Return™, which we refer to as the USDX futures index, with the returns on the DB 3-Month T-Bill Index, which we refer to as the TBill index.

For the 3x Short USDX ETNs, the Index is obtained by combining three times the inverse returns on the USDX futures index with the returns on the TBill index.

The USDX futures index seeks to measure the performance of a notional long position in US Dollar Index Futures. The TBill index is intended to approximate the returns from investing in three-month United States Treasury bills on a rolling basis as described below under "The DB 3-Month T-Bill Index." We refer to the USDX futures index and the TBill index each as a "sub-index" and together as "sub-indices."

"US Dollar Index Futures" are first to expire futures contracts traded on the ICE Futures U.S., Inc. ("ICE") whose underlying asset is the USDX®, which measures the performance of U.S. dollars against a weighted basket of six major world currencies: the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona and Swiss Franc (each an "Index Currency" and together the "Index Currencies").

The USDX Futures Index

The USDX futures index reflects the changes in market value over time, whether positive or negative, of a long position in the first to expire US Dollar Index Futures contract. The calculation and methodology of the USDX futures index are described below. In turn,

changes in market value of US Dollar Index Futures over time, whether positive or negative, are related to the changes, positive and negative, in the level of the USDX®. The sponsor of the USDX futures index is Deutsche Bank, which we refer to as the index sponsor.

US Dollar Index Futures

US Dollar Index Futures are futures contracts whose changes in market value over time, whether positive or negative, in turn, are tied to the USDX®. The first to expire US Dollar Index Futures are at any time the futures contracts that expire in the next succeeding March, June, September and December, as applicable. US Dollar Index Futures trade exclusively through ICE under the symbol "DX."

The price of the US Dollar Index Futures are set by the market and reflect the foreign exchange futures prices for the underlying Index Currencies which in turn depend on the current exchange rates for the Index Currencies and the interest rate differential between the U.S. dollar and the underlying Index Currencies.

Volatility of the USDX® has been historically comparable in range and variability to a broad-based, multi-capitalization stock index. The price of US Dollar Index Futures is sized at $1000 times the USDX® closing level. Thus, if the USDX® closing level is 100.00, each US Dollar Index Future will be valued $100,000. If the USDX® closing level is 112.50, each US Dollar Index Future will have a $112,500 value.

USDX®

The USDX® provides a general indication of the international value of the U.S. dollar and is composed of notional amounts of each of the Index Currencies. The Index Currencies represent the currencies of some of the major trading partners of the U.S. (excluding China and Mexico) and represent the currencies of 17 countries: 12 countries of the Euro zone plus five other countries. These major trading partners reflect the bulk of international trade with the United States and have well-developed foreign exchange markets with rates freely determined by market participants. In addition, many currencies not included in the USDX® move in close correlation with those that are included. The USDX® is computed 24 hours a day, seven days a week based on exchange rates supplied to Reuters by some 500 banks worldwide.

The notional amounts of the Index Currencies included in the USDX® reflect a geometric weighted average of the change in the Index Currencies' exchange rates against the U.S. dollar relative to March 1973. March 1973 was chosen as a base period of the USDX® because it represents a significant milestone in foreign exchange history when the world's major trading nations allowed their currencies to float freely against each other.

The following table reflects the index base weights of each Index Currency as of March 1973 with respect to the USDX®:

Index Currency	Index Base Weight (%)
Euro	57.60
Japanese Yen	13.60
British Pound	11.90
Canadian Dollar	9.10
Swedish Krona	4.20
Swiss Franc	3.60
Closing Level at Inception:	100.00

The USDX® has been calculated since inception in March 1973. The closing level at inception was 100.00. The Euro was included in the USDX® in 1999 and replaced the following currencies that were originally included in the USDX®: the Belgian Franc, Dutch Guilder, German Mark, French Franc and Italian Lira.

There are no regularly scheduled adjustments or rebalancings of the USDX®. The USDX® has only been adjusted once, when the Euro, as noted in the above paragraph, was introduced as the common currency for the European Union (EU) bloc of countries. Without any other adjustments, the combination of components and their respective weightings in the USDX® have yielded performance results similar to other commonly used US dollar indices, whether those index methodologies are based on trade weights or capital flow weights.

Calculation of the USDX Futures Index

The USDX futures index reflects the changes in market value over time, whether positive or negative, of a long position in the first to expire US Dollar Index Futures relative to the value of the dollar as of December 31, 1986, or Base Date for the USDX futures index. On the Base Date, the closing level was 100.00. Although the US Dollar Index Futures started trading in 1985, the Base Date of December 31, 1986 was selected because reasonably reliable pricing data was not available prior to December 31, 1986. A quote of "105.50" means the U.S. dollar's value has risen 5.50% since the Base Date relative to the underlying basket of Index Currencies which comprise the USDX®.

The index sponsor calculates the closing level of the USDX futures index on an excess return basis. The excess return reflects the changes in market value over time, whether positive or negative, of the US Dollar Index Futures. The closing levels of the USDX futures index have been calculated using historic exchange closing price data of the US Dollar Index Futures since the Base Date.

The USDX futures index is calculated to reflect the changes in market value over time, whether positive or negative, of the US Dollar Index Futures which expire in the next succeeding March, June, September and December, as applicable. The use of long positions in US Dollar Index Futures in the construction of the USDX futures index causes the USDX futures index to rise as a result of any upward price movement in the US Dollar Index Futures. In turn, this appreciation in the long US Dollar Index Futures reflects the rise of the U.S. dollar relative to the underlying basket of Index Currencies which comprise the USDX®.

Since the Base Date, the closing level of the USDX futures index has ranged on a daily basis from as high as 100.58 on January 5, 1987 to as low as 51.94 on May 1, 2011. Past USDX futures index levels are not necessarily indicative of future USDX futures index levels.

The underlying US Dollar Index Futures of the USDX futures index are rolled quarterly over three consecutive business days starting on the Wednesday prior to the applicable IMM Date (each, an "Index Roll Day"). "IMM Date" means the third Wednesday of March, June, September and December, a traditional settlement date in the International Money Market.

This roll takes place over a period of time in order to allow for more efficient execution. US Dollar Index Futures are rolled on each Index Roll Day as follows:

- On each Index Roll Day, 1/3 of the US Dollar Index Futures that will expire on the next IMM Date are sold and the US Dollar Index Futures that expire on the IMM Date following the next IMM Date are purchased.

- On each Index Roll Day, new notional holdings are calculated for the old US Dollar Index Futures leaving the USDX futures index as well as the new US Dollar Index Futures entering the USDX futures index.

- On all days that are not Index Roll Days, the notional holdings of the US Dollar Index Futures in the USDX futures index remain constant.

Change in the Methodology of the USDX Futures Index

The index sponsor employs the methodology described above and its application of such methodology shall be conclusive and binding. While the index sponsor currently employs the above described methodology to calculate the USDX futures index, no assurance can be given that fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting the USDX futures index, US Dollar Index Futures, the USDX®, any Index Currency or any relevant exchange instrument) will not arise that would, in the view of the index sponsor, necessitate a modification of or change to such methodology and in such circumstances the index sponsor may make any such modification or change as it determines appropriate. The index sponsor may also make modifications to the terms of the USDX futures index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision of the USDX futures index. The index sponsor will publish notice of any such modification or change and the effective date thereof as set forth below.

Publication of Closing Levels and Adjustments

In order to calculate the levels of the USDX futures index, the index sponsor polls Reuters every 15 seconds to determine the real time price of the relevant US Dollar Index Futures contract. The index sponsor then applies a set of rules to this value to create the indicative level of the USDX futures index. These rules are consistent with the rules which the index sponsor applies at the end of each trading day to calculate the closing level of the USDX futures index. A similar polling process is applied to the three-month United States Treasury bills to determine the indicative value of the three-month United States Treasury every 15 seconds throughout the trading day.

The index sponsor publishes the closing level of the USDX futures index daily.

- The intraday levels for the USDX futures index are reported on Bloomberg page "DBUSDX <Index>."

- The daily closing level for the USDX futures index is reported on Bloomberg page "DBUSDX <Index>."

Interruption of Calculation of the USDX Futures Index

Force majeure event

Calculation of the USDX futures index may not be possible or feasible under certain events or circumstances, including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance, that is beyond the reasonable control of the index sponsor and that the index sponsor determines affects the USDX futures index, US Dollar Index Futures, the USDX® or any Index Currency. Upon the occurrence of any such force majeure event, the index sponsor may, in its discretion, elect one (or more) of the following options:

- make such determinations and/or adjustments to the terms of the USDX futures index as it considers appropriate to determine any closing level on any such appropriate index business day; and/or

- defer publication of the information relating to the USDX futures index until the next index business day on which it determines that no force majeure event exists; and/or

- permanently cancel publication of the information relating to the USDX futures index.

USDX futures index disruption event

Additionally, calculation of the USDX futures index may also be disrupted by an event that prevents the index sponsor from obtaining the closing prices of the underlying US Dollar Index Futures. In turn, the index sponsor would, in its discretion, either review the price of an instrument, if available, that is substantially similar to the US Dollar Index Futures, or, if unavailable, obtain all the closing prices for the unaffected Index Currencies, then, with respect to the disrupted Index Currencies, calculate the closing price in respect of the disrupted Index Currency on an alternative basis were such event to occur or exist on a day that is a trading day for such Index Currency on the relevant exchange. If such an index disruption event in relation to an Index Currency as described in the prior sentence occurs and continues for a period of five successive trading days for such Index Currency on the relevant exchange, the index sponsor will, in its discretion, either

- continue to calculate the relevant closing price for a further period of five successive trading days for such Index Currency on the relevant exchange, or

- if such period extends beyond the five successive trading days, the index sponsor may elect to replace the exchange-traded instrument with respect to a specific Index Currency and shall make all necessary adjustments to the methodology and calculation of the USDX futures index as it deems appropriate.

The DB 3-Month T-Bill Index

The TBill index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

On any index business day, the closing level of TBill index is equal to the TBill index closing level on the index business day immediately preceding such index business day multiplied by the product of (i) the sum of (a) one and (b) the T-bill accrual factor for such index business day and (ii) the sum of (a) one and (b) the T-bill accrual factor for such index business day raised to the power of the number of days which are not index business days during the period from (but excluding) the index business day immediately preceding such index business day to (but excluding) such index business day. Expressed as a formula, the closing level of the TBill index is equal to:

$$TR_{d-1} \times (1+TBAF_d) \times (1+TBAF_d)^n$$

Where:

"TR" is the TBill index closing level on the relevant index business day;

"d" is the relevant index business day;

"d-1" is the index business day immediately preceding the relevant index business day;

"*TBAF_d*" is the T-bill accrual factor for the relevant index business day; and

"n" is the number of days that are not index business days during the period from (but excluding) the index business day immediately preceding the relevant index business day to (but excluding) the relevant index business day.

For the purposes of this paragraph:

"T-bill accrual factor" means, in respect of an index business day, an amount calculated by the index sponsor in accordance with the following formula:

$$(1-91/360 \times TBR)^{(-1/91)} -1$$

where:

"TBR" means the closing three-month Treasury Bill rate appearing on Reuters Page US3MT = RR (or such page or service as may replace Reuters Page US3MT = RR for the purposes of displaying three-month Treasury Bill rates) in respect of the index business day immediately preceding such index business day (the "T-bill determination date") or if such rate is not published in respect of the T-bill determination date, the closing three-month Treasury Bill rate last published prior to the T-bill determination date.

"Base date" means November 22, 1998. On the base date the closing level of the TBill index was 100.

VALUATION OF THE SECURITIES

The market value of the securities will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index and the exchange rates between the U.S. dollar and the Index Currencies will affect the market value of the securities more than any other factor. Other factors that may influence the market value of the securities include, but are not limited to, the value of the TBill index, supply and demand for the securities, the volatility of the sub-indices, prevailing interest rates, interest and yield rates in the market generally and in the markets of the U.S. dollar and the Index Currencies, the volatility of securities markets, the time remaining to the maturity of the securities, economic, financial, political, regulatory or judicial events that affect the levels of the USDX futures index and TBill index, the general interest rate environment, as well as the perceived creditworthiness of Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of the factors that may influence the market value of the securities prior to maturity.

Indicative Value

An intraday "indicative value" meant to approximate the intrinsic economic value of each of the offerings of the securities will be published every 15 seconds on the following Bloomberg pages:

- 3x Long USDX ETNs: "UUPTIV"

- 3x Short USDX ETNs: "UDNTIV"

The actual trading prices of the securities may vary significantly from their indicative values.

Additionally, the calculation agent will publish the daily repurchase value for each offering of securities on the following Bloomberg pages:

- 3x Long USDX ETNs: "UUPTRP"

- 3x Short USDX ETNs: "UDNTRP"

In connection with your securities, we use the term "indicative value" to refer to the value at a given time based on the following equation:

Repurchase value = current principal amount per security × applicable index factor × applicable fee factor

where:

Current principal amount	=	the current principal amount as reset on each monthly reset date;
Applicable index factor	=	the applicable index factor with respect to your securities; and
Applicable fee factor	=	the most recent daily calculation of the fee factor with respect to your securities.

The indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale or termination of your securities, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. The actual trading prices of the securities may vary significantly from their indicative values.

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to "holders" mean those who own the securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the securities registered in street name or in the securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the securities should read the section entitled "Description of Notes—Form, Legal Ownership and Denomination of Notes" in the accompanying prospectus supplement. The accompanying prospectus and prospectus supplement contain a detailed summary of additional provisions of the securities and of the senior indenture, dated as of November 22, 2006, among Deutsche Bank Aktiengesellschaft, Law Debenture Trust Company of New York, as trustee (referred to as the trustee), and Deutsche Bank Trust Company Americas, as paying agent, issuing agent and registrar, under which the securities will be issued (the "indenture"). You should read all the provisions of the accompanying prospectus and prospectus supplement, including information incorporated by reference, and the indenture.

The information about the price to the public and the proceeds to Deutsche Bank on the front cover of this pricing supplement relates only to the initial sale of the securities. If you have purchased the securities after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

No Interest

We will not make any interest payments during the term of the securities.

Denomination

We will offer the securities in denominations of $20 initial principal amount.

Payment at Maturity

If you hold your securities to maturity, you will be entitled to receive a payment per security, if any, that will depend on the month-over-month performance of the Index as reflected in the current principal amount and index factor for the particular offering of securities, reduced by the investor fee.

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

At maturity, your payment per security, if any, will be calculated as:

Current principal amount × applicable index factor on the final valuation date
× fee factor on the final valuation date

where,

Current principal amount	=	For the initial calendar month, the current principal amount will equal $20.00 per security. For each subsequent calendar month, the current principal amount will be reset as follows on the monthly reset date:
New current principal amount	=	Previous current principal amount × applicable index factor on the applicable monthly valuation date × fee factor on the applicable monthly valuation date
Index factor		for the 3x Long USDX ETNs = 1 + (3 × USDX futures index return) + TBill index return for the 3x Short USDX ETNs = 1 – (3 × USDX futures index return) + TBill index return

where,

the USDX futures index return and the TBill index return will be calculated as follows:

$$\text{USDX futures index return} = \frac{\text{USDX futures index closing level} - \text{USDX futures index monthly initial level}}{\text{USDX futures index monthly initial level}}$$

$$\text{TBill index return} = \frac{\text{TBill index closing level} - \text{TBill index monthly initial level}}{\text{TBill index monthly initial level}}$$

On any given day, the fee factor will be calculated as follows:

Fee factor = 1 – [investor fee × day count fraction]

where,

Investor fee	=	0.95% per annum
Day count fraction	=	For each calendar month, the day count fraction will equal a fraction, the numerator of which is the number of days elapsed from and including the monthly reset date (or the inception date in the case of the initial calendar month) to and including the immediately following monthly valuation date (or the trading day, valuation date or final valuation date, as applicable) and the denominator of which is 365.

For the initial calendar month, the USDX futures index monthly initial level is the closing level of the USDX futures index on the inception date and is equal to   . For each subsequent calendar month, the USDX futures index monthly initial level will equal the USDX futures index closing level on the monthly valuation date of the immediately preceding calendar month.

The USDX futures index closing level will equal the closing level of the USDX futures index as reported on Bloomberg page "DBUSDX <Index>", subject to the occurrence of a market disruption event as described under "Market Disruption Events"; provided that on any calendar day which is not a day on which the closing level of the USDX futures index is scheduled to be published, the USDX futures index closing level will equal such level on the immediately preceding trading day.

For the initial calendar month, the TBill index monthly initial level is the closing level of the TBill index on the inception date and is equal to   . For each subsequent calendar month, the TBill index monthly initial level will equal the TBill index closing level on the monthly valuation date of the immediately preceding calendar month.

The TBill index closing level will equal the closing level of the TBill index as reported on Bloomberg page "DBTRBL3M <INDEX>", subject to the occurrence of a market disruption event as described under "Market Disruption Events"; provided that on any calendar day which is not a day on which the closing level of the TBill index is scheduled to be published, the TBill index closing level will equal such level on the immediately preceding trading day.

The inception date of the securities is May   , 2011.

The monthly reset date, for each calendar month, is the first calendar day of that month beginning on June 1, 2011 and ending on June 1, 2031.

The monthly valuation date, for each monthly reset date, is the last calendar day of the previous calendar month beginning on May 31, 2011 and ending on May 31, 2031.

The final valuation date is June 25, 2031 or the next trading day if such day is not a trading day, subject to postponement in the event of a market disruption event as described under "Market Disruption Events."

The maturity date is June 30, 2031 or the next business day if such day is not a business day, subject to postponement in the event of a market disruption event as described under "Market Disruption Events."

The record date for the payment at maturity will be the final valuation date, whether or not that day is a business day.

A trading day is a day on which (i) the values of the sub-indices are published by Deutsche Bank AG, London Branch, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the USDX futures index are traded, in each case as determined by Deutsche Bank AG, London Branch, as calculation agent, in its sole discretion.

A business day is a Monday, Tuesday, Wednesday, Thursday or Friday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

Repurchase at Your Option

Prior to maturity, you may, subject to certain restrictions, offer for repurchase by Deutsche Bank a minimum of 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering. If you comply with the repurchase procedures described below, Deutsche Bank will be obligated to repurchase your securities, and on the applicable repurchase date, you will be entitled to receive in exchange for those securities you have selected for repurchase a cash payment per security equal to the repurchase value on the applicable valuation date.

On any trading day, the repurchase value will equal:

Current principal amount × applicable index factor on the trading day × fee factor on the trading day

The valuation date applicable to such repurchase will be the trading day on which you deliver an effective notice offering your securities for repurchase by Deutsche Bank.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the original repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

The daily repurchase feature is intended to induce arbitrageurs to counteract any trading of the securities at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the repurchase feature in this manner.

Repurchase Procedures

To effect a repurchase, you must irrevocably offer at least 200,000 securities (or an integral multiple of 50,000 securities in excess thereof) from a single offering to DBSI on your desired valuation date no later than 1:00 p.m., New York City time. The valuation date may be any trading day from and including the initial settlement date to and including the final valuation date, subject to postponement in the event of a market disruption event as described under "—Market Disruption Events." The repurchase date for your securities will be the third business day following the applicable valuation date.

If you wish to offer your securities for repurchase, you and your broker must follow the following procedures:

- your broker must deliver an irrevocable Offer for Repurchase, a form of which is attached as Annex A to this pricing supplement, to DBSI on your desired valuation date by 1:00 p.m., New York City time. You must offer at least 200,000 securities or an integral multiple of 50,000 securities in excess thereof for repurchase by Deutsche Bank on any repurchase date. You may not combine securities from

separate offerings for the purpose of satisfying the minimum repurchase amount. DBSI must acknowledge receipt from your broker in order for your offer to be effective;

- your broker must book a delivery vs. payment trade with respect to your securities on the applicable valuation date at a price equal to the applicable repurchase value, facing DBSI; and

- cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the applicable repurchase date.

Different brokers and DTC participants may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm or other DTC participant through which you own your interest in the securities in respect of such deadlines. If DBSI does not receive your offer for repurchase on your desired valuation date by 1:00 p.m., your notice will not be effective and we will not accept your offer to repurchase your securities on the applicable repurchase date. Any repurchase instructions that we receive in accordance with the procedures described above will be irrevocable.

DBSI may charge a fee of up to $0.03 per security that is repurchased at your option.

Repurchase at Our Option

We may, in our sole discretion, redeem a particular offering of securities in whole but not in part on any trading day occurring on or after the inception date for an amount in cash per security equal to the repurchase value on the applicable valuation date. If we elect to redeem a particular offering of securities, we will give you notice not less than five business days prior to the call date (the "call notice date"). If we exercise our right to repurchase a particular offering of securities, we will deliver an irrevocable call notice to DTC, the holder of the global security. The valuation date applicable to such repurchase will be the call notice date, subject to postponement due to a market disruption event as described under "—Market Disruption Events." The last day on which we may deliver a call notice is June 23, 2031.

In the event that payment upon repurchase by Deutsche Bank is deferred beyond the repurchase date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

Acceleration Upon Zero Repurchase Value

If the repurchase value on any trading day equals zero for a particular offering of securities, those securities will be automatically accelerated on that day for an amount equal to the zero repurchase value and the holders will not receive any payment in respect of their investment.

Default Amount on Event of Default Acceleration

If an event of default occurs and the maturity of the securities is accelerated, we will pay the default amount in respect of each security at maturity. We describe the default amount below under "—Default Amount."

For the purpose of determining whether the holders of our Series A global notes, of which the securities are a part, are entitled to take any action under the indenture, we will treat the initial principal amount of each security outstanding as the principal amount of that security. Although the terms of the securities may differ from those of the other Series A global notes, holders of specified percentages in principal amount of all Series A global notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series A global notes, including the securities. This action may involve changing some of the terms that apply to the Series A global notes, accelerating the maturity of the Series A global notes after a default or waiving some of our obligations under the indenture.

Default Amount

If an event of default occurs under the indenture referenced in the accompanying prospectus supplement and the maturity of the securities is accelerated, the amount payable upon acceleration will be the repurchase value determined by the calculation agent on the next trading day.

Further Issuances

We may, from time to time, without your consent, create and issue additional securities having the same terms and conditions as the securities offered by this pricing supplement. If there is substantial demand for the securities, we may issue additional securities frequently. Such additional securities will be fungible with the outstanding securities.

Market Disruption Events

A disrupted day is any trading day on which a market disruption event occurs or is continuing.

If any monthly valuation date, valuation date or the final valuation date (each a "reference date") is a disrupted day with respect to a sub-index, the closing level of such sub-index on the next succeeding trading day that is not a disrupted day will be deemed to be the closing level of such sub-index for such reference date; *provided* that if the five successive trading days immediately following such reference date are all disrupted days, the calculation agent will determine, in its sole discretion, the closing level of such sub-index for such reference date on the fifth trading day immediately following such reference date, notwithstanding that such fifth trading day is a disrupted day. If any valuation date or the final valuation date is a disrupted day with respect to any sub-index and the date as of which the calculation agent determines the closing levels of the sub-indices falls less than three business days prior to the scheduled repurchase date corresponding to such valuation date or the maturity date, as applicable, such scheduled repurchase date or the maturity date, as applicable, will be postponed to the third business day following the date as of which the calculation agent has determined the closing levels of the sub-indices for such valuation date or the final valuation date, as applicable.

For the avoidance of doubt, no adjustment will be made to a monthly reset date whether or not the immediately preceding scheduled monthly valuation date is a disrupted day with respect to any sub-index. If any reference date is a disrupted day with respect to a sub-index, no adjustment will be made to the closing level for any other sub-index determined as of such reference date.

Any of the following will be a market disruption event:

- a termination or suspension of, or material limitation or disruption in the trading of the US Dollar Index Futures contract (including, but not limited to, the occurrence or announcement of a limitation on, or suspension of, the trading of the US Dollar Index Futures contract imposed by ICE or other relevant exchange on which the US Dollar Index Futures contract is traded by reason of movements exceeding "limit up" or "limit down" levels permitted by such exchange); or

- the settlement price of the US Dollar Index Futures contract has increased or decreased from the previous day's settlement price by the maximum amount permitted under the rules of ICE or any other relevant exchange; or

- failure by ICE or any other relevant exchange to announce or publish the settlement price of the US Dollar Index Futures contract; or

- failure by the index sponsor to publish the closing level of the USDX futures index; or

- any other event, if the calculation agent determines in its sole discretion that the event materially interferes with the issuer's ability or the ability of the issuer's affiliates to unwind all or a material portion of a hedge with respect to the securities that the issuer or its affiliates have effected or may effect.

The following events will not be market disruption events:

- a limitation on the hours or number of days of trading on a trading facility on which the US Dollar Index Futures contract is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

- a decision by a trading facility to permanently discontinue trading in the US Dollar Index Futures contract.

Discontinuance or Modification of the Index

If the index sponsor discontinues compilation or publication of a sub-index and the index sponsor or any other person or entity (including Deutsche Bank) calculates and publishes an index that the calculation agent determines is comparable to such discontinued sub-index and approves as a successor index, then the calculation agent will determine the level of the Index on any relevant date and the amount payable at maturity or upon earlier repurchase by Deutsche Bank by reference to such successor sub-index for the period following the discontinuation of the sub-index.

If the calculation agent determines that the publication of a sub-index is discontinued and that there is no applicable successor index, or that the closing level of the sub-index is not available for any reason other than a market disruption event, on the date on which the level of the sub-index is required to be determined, or if for any other reason (excluding a market disruption event) the sub-index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such sub-index.

If the calculation agent determines that any sub-index, the components underlying any sub-index (the "index components") or the method of calculating any sub-index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason— then the calculation agent will be permitted (but not required) to make such adjustments to such sub-index or method of calculating such sub-index as it believes are appropriate to ensure that the level of such sub-index used to determine the amount payable on the maturity date or upon repurchase by Deutsche Bank is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the level of the sub-indices and the amount payable at maturity or upon earlier repurchase by Deutsche Bank or otherwise relating to the level of the sub-indices may be made in the calculation agent's sole discretion. See "Risk Factors" in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Deutsche Bank AG, London Branch will serve as the calculation agent. The calculation agent will, in its sole discretion, make all determinations regarding the value of the securities, including at maturity or upon repurchase by Deutsche Bank, the current principal amount, market disruption events, business days, trading days, the fee factor, the index factors, the default amount, the closing levels of the sub-indices on any valuation date, the maturity date, repurchase dates, the amount payable in respect of your securities at maturity or upon repurchase by Deutsche Bank and any other calculations or determinations to be made by the calculation agent as specified herein. The calculation agent will rely upon the published repurchase value for the securities and levels of the sub-indices. If the index sponsor discontinues compilation or publication of the repurchase value for the securities or any sub-index, the calculation agent may designate a successor index selected in its sole discretion (which may, but need not be, an index calculated and maintained by the index sponsor) and shall be solely responsible for determining the value of the securities based on its calculation of such successor index. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

CLEARANCE AND SETTLEMENT

The DTC participants that hold the securities through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC's settlement system with respect to the primary distribution of the securities and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the securities for the purposes we describe in the attached prospectus under "Use of Proceeds."

In expectation of the sale of the securities, we expect to enter into transactions to hedge our obligations under the securities. Such transactions may involve purchases of the sub-index components or instruments linked to the Index or the sub-indices prior to or on the inception date. In addition, from time to time after we issue the securities, we may enter into additional hedging transactions or unwind those hedging transactions previously entered into. In this regard, we may:

- acquire or dispose of long or short positions in some or all of the sub-index components;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the sub-index components or the Index or sub-indices;

- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices; or

- engage in any combination of the above activities.

We may acquire a long or short position in securities similar to the securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We may close out our hedge positions on or before the final valuation date. That step may involve sales or purchases of the sub-index components, listed or over-the-counter options or futures on sub-index components or listed or over-the-counter options, futures, or other instruments linked to the levels of the Index or the sub-indices, as well as other indices designed to track the performance of the Index or sub-indices.

The hedging activity discussed above may adversely affect the levels of the Index or the sub-indices and, as a consequence, the market value of the securities and the amount payable at maturity or upon earlier repurchase by Deutsche Bank. See "Risk Factors" in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the securities. It applies to you only if you hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the "Code"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or if you are a holder of the securities who is subject to special treatment under the U.S. federal income tax laws, such as a former citizen or resident of the United States, a financial institution, a real estate investment trust, a regulated investment company, a tax-exempt entity, a dealer in securities or a trader in securities who elects to apply a mark-to-market method of tax accounting, a partnership or other entity classified as a partnership for U.S. federal income tax purposes, a person who holds the securities as a part of a straddle, conversion or integrated transaction, a U.S. holder (as defined below) who has a "functional currency" other than the

U.S. dollar, or a non-U.S. holder (as defined below) who is present in the United States for 183 days or more in the taxable year in which your securities are sold or retired. In particular, the following discussion does not apply to you if you simultaneously hold (i) a 3x Long USDX ETN and (ii) a 3x Short USDX ETN. If this is your situation, you should consult your tax adviser regarding the application of the straddle rules to your investment.

Tax Treatment of the Securities

We believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments, some of which are discussed below) as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the treatment of the securities as prepaid financial contracts will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Subject to the possible application of Section 1256 of the Code, discussed below, the following are anticipated U.S. federal income tax consequences of ownership and disposition of the securities under current law.

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange (including a repurchase by us), as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale, exchange or retirement of the securities, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities should equal the amount you paid to acquire them. **Under Section 988 of the Code, your gain or loss should be treated as ordinary income or loss unless before the close of the day on which you acquire your securities (which in the case of a purchase on an exchange should be the trade date for your order) you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations.** Although the matter is uncertain, we believe it is reasonable to treat the election under Section 988 as available, and that there should be no adverse consequences as a result of having made a protective election under Section 988.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the securities on your books and records on the day you acquire them as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) obtain "independent verification" of the election. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your securities, your gain or loss on the securities should be capital gain or loss, and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations. You should consult your tax adviser regarding the availability of the election, the advisability of making it and the conditions and procedures for doing so.

You should consult your tax adviser regarding the potential application of reporting requirements for losses in excess of specified thresholds, including special rules for losses with respect to foreign currency transactions.

Possible Application of Section 1256. It is possible that your securities might be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code. If Section 1256 were to apply to your securities, you would be required to mark the securities to market at the end of each year (i.e., recognize income as if the securities had been sold for their fair market value). In that case, gain or loss recognized with respect to your securities, including on marking to market at the end of each year, should be ordinary in character unless you make an election under Section 988, as described above, to treat gain or loss on the securities as capital. If you make a valid election and Section 1256 were to apply, gain or loss recognized with respect to your securities, including on marking to market, would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities.

Other Possible Alternative Tax Consequences of an Investment in the Securities. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, the securities would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments with payments determined in part by reference to foreign currencies. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our "comparable yield" as determined under those regulations as of the time of issuance of the securities, even though we will not make any payment with respect to the securities prior to maturity or earlier repurchase by us. In addition, any income on the sale, exchange or retirement of the securities would be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other U.S. federal income tax characterizations of the securities might also require you to include amounts in income during the term of the securities and/or might treat all or a portion of the gain or loss on the sale or retirement of the securities as short-term capital gain or loss, without regard to how long you held the securities. For instance, it is possible that each replacement of a futures contract underlying the Index, change in the methodology of the Index or a sub-index, or substitution of a successor index for the Index or a sub-index could be treated as a "deemed" taxable exchange that could cause you to recognize gain or loss (subject, in the case of loss, to possible application of the "wash sale" rules) as if you had sold or exchanged the securities.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments; the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by the 2007 notice, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Legislation Enacted in 2010

Legislation enacted in 2010 requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of securities who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Sale, Exchange or Retirement of the Securities. Any gain from the sale, exchange or retirement of the securities should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you may be subject to withholding if you do not provide a properly executed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Tax Consequences under Possible Alternative Treatments. Subject to the following paragraph, if the securities were treated as indebtedness, any income from the securities would not be subject to U.S. federal income tax, including withholding tax, provided generally that (i) you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person or otherwise satisfied applicable requirements and (ii) any income from the securities was not effectively connected with your conduct of a trade or business in the United States. As a practical matter, you may be subject to withholding unless you provide an IRS Form W-8BEN (or W-8ECI, if appropriate).

Legislation enacted in 2010 generally imposes a withholding tax of 30% on payments made after December 31, 2012 to certain foreign entities (including financial intermediaries) of interest payments on, and the gross proceeds of dispositions of, debt instruments issued after March 18, 2012 that give rise to U.S.-source interest, unless various U.S. information reporting and due diligence requirements have been satisfied. These requirements, which are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN, generally relate to ownership by U.S. persons of interests in or accounts with such entities. If the securities were recharacterized as debt instruments, these rules could apply to securities acquired after March 18, 2012. You should consult your tax adviser regarding the possible implications of this legislation for your investment in the securities.

As described above under "—Tax Consequences to U.S. Holders—Possible Alternative Tax Consequences of an Investment in the Securities," in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. persons should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by the 2007 notice.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an "exempt recipient," and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

LICENSE AGREEMENT WITH ICE FUTURES U.S., INC.

The "U.S. Dollar Index®" and "USDX" are registered trademarks or service marks of ICE Futures U.S.™, Inc. ("ICE") and have been licensed by us for use in connection with an issuance of the securities.

The securities are not sponsored, endorsed, sold or promoted by ICE. ICE does not make any representations or warranties, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. The U.S. Dollar Index® is determined, composed and calculated by ICE without regard to us or the securities. ICE has no obligation to take the needs of the Licensee, its affiliates or the owners of the securities into consideration in determining, composing or calculating the U.S. Dollar Index®. ICE is not responsible for and have not participated in the determination of, the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. ICE has no obligation or liability in connection with the administration, marketing or trading of the securities.

THE LICENSING OF THE USDX TRADEMARKS BY ICE FUTURES U.S., INC.

OR ITS AFFILIATES FOR USE IN CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS DOES NOT IN ANY WAY SUGGEST OR IMPLY A REPRESENTATION OR OPINION BY ICE FUTURES U.S., INC. OR ANY SUCH AFFILIATES AS TO THE ATTRACTIVENESS OF INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS. ICE FUTURES U.S., INC. IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER FINANCIAL PRODUCTS AND MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH SECURITIES OR OTHER FINANCIAL PRODUCTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

DBSI, acting as our agent, expects to sell 200,000 of each security on the inception date directly to investors at $20 plus a purchase fee of up to $0.03 per $20 security. After the inception date, additional securities will be offered and sold from time to time, at prevailing prices at the time of sale, through DBSI, acting as our agent, to investors. DBSI in any subsequent distribution may charge a purchase fee of up to $0.03 per security. We will receive proceeds equal to 100% of the offering price of securities sold after the inception date. DBSI may also receive a payment from Deutsche Bank of a portion of the investor fee in consideration for its administrative role in the issuances and repurchases of the securities.

DB Commodity Services LLC and Deutsche Bank have entered into an agreement with Invesco Aim Distributors, Inc. ("Invesco") under which Invesco will receive a portion of the investor fee in consideration for its role in marketing the securities. The actual amount received by Invesco in a given year will depend on the number and value of securities then outstanding and the number of other then outstanding securities issued by Deutsche Bank and certain statutory trusts which DB Commodity Services LLC serves as managing owner and marketed by Invesco. The amount paid to Invesco is subject to limitations on the amount of compensation which may be

paid to members of the Financial Industry Regulatory Authority ("FINRA"), such as Invesco.

We may deliver securities against payment therefor on a date that is greater than three business days following the date of sale of any securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the related trade date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Broker-dealers may make a market in the securities, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus supplement and prospectus) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell a security covered by this prospectus that they acquire from other holders after the original offering and sale of the securities, or they may sell a security covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the securities in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, as amended (the "Securities Act"). Among other activities, broker-dealers and other persons may make short sales of the securities and may cover such short positions by borrowing securities from us or our affiliates or by purchasing securities from us or our affiliates subject to our obligation to repurchase such securities at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. If these activities are commenced, they may be discontinued at any time. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of securities by market participants who cover their short positions with securities borrowed or acquired from us or our affiliates in the manner described above.

Deutsche Bank has retained DBSI, a member of FINRA, to provide certain services relating to the distribution of the securities. The amount of the fees that represent underwriting compensation will not exceed a total of 8% of the proceeds to us from the securities.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the securities will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the securities. In accordance with NASD Rule 2720, DBSI may not make sales of the securities to any of its discretionary accounts without the prior written approval of the customer.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase, holding or disposition of the securities by or on behalf of the Plan would be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable statutory or administrative exemption (as described below) or there was some other basis on which the transaction was not prohibited.

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase, holding and disposition of the securities, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the service provider exemption or there is some other basis on which the purchase and holding of the securities is not prohibited. Each purchaser or holder of the securities or any interest therein will be deemed to have represented by its purchase of the securities that (a) its purchase and holding of the securities is not made on behalf of or with "plan assets" of any Plan or (b) its purchase, holding and disposition of the securities will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the securities shall be deemed to represent by its acquisition of a Security that its acquisition, holding and disposition will not be prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under such laws.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any securities to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

LEGAL MATTERS

Davis Polk & Wardwell LLP has acted as special counsel to the agent. Davis Polk & Wardwell LLP has in the past represented the issuer and its affiliates and continues to represent the issuer and its affiliates on a regular basis and in a variety of matters.

FORM OF OFFER FOR REPURCHASE

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

Dated: [Desired valuation date]
Deutsche Bank Securities Inc., as Repurchase Agent ("DBSI")
Fax: 917-338-3849

Re: PowerShares DB 3x Long US Dollar Index Futures ETNs or PowerShares DB 3x Short US Dollar Index Futures ETNs, issued by Deutsche Bank AG (the "ETNs")

☐ PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes (CUSIP Number: 25154P 873)

☐ PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes (CUSIP Number: 25154P 881)

(Please check only one offering of ETNs)

The undersigned beneficial owner hereby irrevocably offers to Deutsche Bank AG ("Deutsche Bank") the right to repurchase the ETNs in the amounts and on the date set forth below.

Name of beneficial holder:

Stated principal amount of ETNs offered for repurchase (you must offer at least 200,000 ETNs or an integral multiple of 50,000 ETNs in excess thereof for repurchase at one time for your offer to be valid.):

Applicable valuation date: , 20__(which is the date of this notice)

Applicable repurchase date: , 20__(which is the third business day following the valuation date)

Contact Name:

Telephone #:

My ETNs are held in the following DTC Participant's Account (the following information is available from the broker through which you hold your ETNs):

Name:
DTC Account Number (and any relevant sub-account):
Contact Name:
Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the ETNs specified above will not be repurchased unless (i) this offer, as completed and signed by the DTC Participant through which my ETNs are held (the "DTC Participant"), is delivered to DBSI on the desired valuation date by 1:00 p.m., (ii) the DTC Participant has booked a "delivery vs. payment" ("DVP") trade on the applicable valuation date facing DBSI, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to DBSI as booked for settlement via DTC at or prior to 3:00 p.m. on the applicable repurchase date.

The undersigned acknowledges that Deutsche Bank and DBSI will not be responsible for any failure by the DTC Participant through which such undersigned's ETNs are held to fulfill the requirements for repurchase set forth above.

_____
[Beneficial Holder]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE ETNS ARE HELD AND DELIVERED TO DBSI ON THE DESIRED VALUATION DATE BY 1:00 PM

BROKER'S CONFIRMATION OF REPURCHASE

[PART B: TO BE COMPLETED BY BROKER]

Dated: [Desired valuation date]

Deutsche Bank Securities Inc., as Repurchase Agent

Re: PowerShares DB 3x Long US Dollar Index Futures ETNs or PowerShares DB 3x Short US Dollar Index Futures ETNs, issued by Deutsche Bank AG (the "ETNs")

☐ PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes (CUSIP Number: 25154P 873)

☐ PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes (CUSIP Number: 25154P 881)

(Please check only one offering of ETNs)

Dear Sirs:

The undersigned holder of the ETNs checked above hereby irrevocably offers to Deutsche Bank AG the right to repurchase, on the repurchase date of _____ (which is the third business day following the valuation date), with respect to the stated principal amount of ETNs indicated below as described in the pricing supplement relating to the ETNs (the "Pricing Supplement"). Terms not defined herein have the meanings given to such terms in the Pricing Supplement.

The undersigned certifies to you that it will (i) book a delivery vs. payment trade on the valuation date with respect to the stated principal amount of ETNs specified below at a price per ETN equal to the repurchase value, facing Deutsche Bank Securities Inc., DTC #0573 and (ii) deliver the trade as booked for settlement via DTC at or prior to 3:00 p.m., New York City time, on the repurchase date.

Very truly yours,
[NAME OF DTC PARTICIPANT HOLDER]

_____

Contact Name:
Title:
Telephone:
Fax:
E-mail:

Stated principal amount of ETNs offered for repurchase (you must offer at least 200,000 ETNs or an integral multiple of 50,000 ETNs in excess thereof for repurchase at one time for your offer to be valid):

_____

DTC # (and any relevant sub-account):

_____

Deutsche Bank AG, London Branch

25,000,000 PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031

25,000,000 PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031

Pricing supplement dated May   , 2011

_____

Deutsche Bank Securities

_____

CUSIP Numbers: 25154P 873 and 25154P 881